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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cathay Pacific Airways

*CURRENT ADDRESS

**FORMER NAME

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APR 2 1 2008
THOMSON
FINANCIAL

FILE NO. 82- 01390

FISCAL YEAR 12-31-07

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CATHAY PACIFIC AIRWAYS LIMITED

CATHAY PACIFIC

Annual Report 2007 | Stock code: 00293


Asia's world city
CATHAY PACIFIC

Contents



CATHAY PACIFIC

Cathay Pacific Airways is an international airline registered and based in Hong Kong. We currently offer scheduled passenger and cargo services to 113 destinations in 37 countries and territories, employing a fleet of 115 wide-bodied aircraft.

The Company was founded in Hong Kong in 1946 and remains deeply committed to its home base, making substantial investments to develop Hong Kong as one of the world's leading aviation hubs. In addition to our expanding fleet of aircraft, these investments include catering, aircraft maintenance and ground-handling


Hong Kong
Cathay Pacific
Cathay Pacific Freighter
Dragonair
Air Hong Kong

companies together with our corporate headquarters, Cathay Pacific City, at Hong Kong International Airport.

Hong Kong Dragon Airlines Limited ("Dragonair") is a wholly owned subsidiary of Cathay Pacific, serving an extensive network of destinations in Mainland China and around the region. Cathay Pacific also has a strategic partnership with Air China Limited ("Air China") involving cooperation in a number of areas. In addition, Cathay Pacific is the major shareholder in AHK Air Hong Kong Limited ("AHK"), an all-cargo carrier offering scheduled express-freight services within Asia.

Cathay Pacific and its subsidiaries employ more than 19,200 people in Hong Kong. The airline is listed on The Stock Exchange of Hong Kong Limited as are its substantial shareholders Swire Pacific Limited ("Swire Pacific"), Air China and CITIC Pacific Limited ("CITIC Pacific").

We are a founding member of the **one**world alliance whose combined network serves almost 700 destinations worldwide. Dragonair is an affiliate member of **one**world.

A Chinese translation of this Annual Report is available upon request from the Company's Registrars.

本年報中文譯本，於本公司之股份登記處備索。

Financial and Operating Highlights

Group Financial Statistics

		2007	2006	**Change**
Results				
Turnover	*HK$ million*	**75,358**	60,783	**+24.0%**
Profit attributable to Cathay Pacific shareholders	*HK$ million*	**7,023**	4,088	**+71.8%**
Earnings per share	*HK cents*	**178.3**	115.9	**+53.8%**
Dividend per share	*HK cents*	**84.0**	84.0	**–**
Profit margin	*%*	**11.2**	8.0	**+3.2%pt**
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	*HK$ million*	**50,549**	45,386#	**+11.4%**
Net borrowings	*HK$ million*	**14,731**	16,348	**-9.9%**
Shareholders' funds per share	*HK$*	**12.8**	11.5#	**+11.3%**
Net debt/equity ratio	*Times*	**0.29**	0.36	**-0.07 times**

Restated figure.

Operating Statistics

		Cathay Pacific and Dragonair			Cathay Pacific		
		2007	2006*	**Change**	**2007**	2006	**Change**
Available tonne kilometres ("ATK")	*Million*	**23,077**	19,684	**+17.2%**	**21,303**	18,866	**+12.9%**
Passengers carried	*'000*	**23,253**	18,097	**+28.5%**	**17,757**	16,728	**+6.2%**
Passenger load factor	*%*	**79.8**	79.5	**+0.3%pt**	**81.1**	79.9	**+1.2%pt**
Passenger yield	*HK cents*	**55.0**	48.0	**+14.6%**	**52.2**	47.0	**+11.1%**
Cargo carried	*'000 tonnes*	**1,642**	1,308	**+25.5%**	**1,353**	1,199	**+12.8%**
Cargo and mail load factor	*%*	**66.7**	68.6	**-1.9%pt**	**67.5**	68.3	**-0.8%pt**
Cargo and mail yield	*HK$*	**1.64**	1.70	**-3.5%**	**1.56**	1.69	**-7.7%**
Cost per ATK	*HK$*	**2.32**	2.23	**+4.0%**	**2.19**	2.21	**-0.9%**
Cost per ATK without fuel	*HK$*	**1.65**	1.57	**+5.1%**	**1.52**	1.53	**-0.7%**
Aircraft utilisation	*Hours per day*	**11.7**	12.5	**-6.4%**	**12.7**	12.8	**-0.8%**
On-time performance	*%*	**83.9**	85.2	**-1.3%pt**	**87.9**	85.9	**+2.0%pt**

* *Consolidated operating statistics include Dragonair's operation from 1st October 2006.*

Chairman's Letter

The Cathay Pacific Group reported an attributable profit of HK$7,023 million for 2007 compared to HK$4,088 million in 2006. This is a record annual profit. Turnover also hit a new high, increasing by 24.0% to HK$75,358 million.

The key driver behind the 71.8% rise in profit was strong passenger demand, helped by a weak dollar, fuel hedging gains and the profit contribution from our associates, especially Air China for its first full reporting year. Cargo demand was generally weaker than expected for much of 2007, as was cargo yield. Fuel prices continued to climb, particularly in the latter part of the year, and our total fuel bill rose by 21.8% to HK$24,624 million. Fuel surcharges only partially offset the additional cost.

The airline continued to improve productivity and rein in controllable costs. As a result, the unit cost excluding fuel was slightly below last year.

Consistently strong passenger demand throughout 2007 led to a new record in passenger numbers for Cathay Pacific – up by 6.2% to 17.8 million. Passenger revenue increased by 17.0% to HK$39,299 million, while high demand from first and business class passengers helped push up yield by 11.1% to HK¢52.2. Additional services, added mainly in the latter part of the year, to destinations including Melbourne, New York and San Francisco, led to a 3.9% increase in passenger capacity.

The growth of our cargo business remained below expectation for most of the year, though a 20.3% rise in capacity and the strengthening of services on some routes led to a 12.8% increase in total tonnage carried. Cargo revenue only rose by 10.0% to HK$13,183 million against the 20.3% increase in capacity as a result of declining cargo yields. Demand remained high out of Hong Kong and Mainland China but North Asia, Japan in particular, remained a problem area throughout 2007, contributing to the overall cargo yield decline of 7.7%.

2007 was the first full reporting year to include Dragonair as a wholly owned subsidiary. Dragonair became part of the Cathay Pacific Group in September 2006 and since then work has been ongoing to realise the synergies resulting from the integration of the two carriers. Six new destinations – Busan, Fukuoka, Kathmandu, Phuket, Sendai and Taichung – have been added to the Dragonair network since the integration and services to existing destinations have been strengthened. Connection times between Cathay Pacific and Dragonair have been greatly improved at the Hong Kong hub and connectivity has been enhanced by strengthening and better aligning both carriers' networks.

At the same time, Cathay Pacific has been building on its strategic relationship with Air China. We are currently working on initiatives that will enhance this relationship and will further the development of our respective networks and hubs.

We continued to grow the airline in 2007 and in the course of the year Cathay Pacific and Dragonair added a total of 12 aircraft to our fleet. In terms of new arrivals, the biggest development was the delivery of our first five Boeing 777-300ER passenger aircraft, which will form the backbone of our long-haul fleet in the coming years. During the year, we ordered 12 more Boeing 777-300ERs, taking our total commitment to 30, and eight Airbus A330-300s. We also announced firm orders for 10 new-generation Boeing 747-8F freighters for delivery between 2009 and 2012. This order underscores our long-term confidence in the airfreight market in Hong Kong, as does the submission of our tender to build and operate the third cargo terminal at Hong Kong International Airport.

We remain committed to enhancing our inflight product and service, and during the course of 2007 we began to rollout our ground-breaking three-class long-haul product on our existing fleet, while all new Boeing 777-300ERs come with this product already fitted. We believe that our new long-haul product, currently installed on 20 aircraft, offers an improved level of comfort and service.

Environmental concerns are growing and we outlined our commitment to minimising the environmental impact of our business in our first Corporate Social Responsibility report published in May 2007. This report highlighted our position on climate change and explained the measures we are taking to reduce emissions. Cathay Pacific and Dragonair together launched a carbon offset scheme for passengers in December. For the year 2007, Cathay Pacific and Dragonair offset the carbon emissions from all our own business travel.

Cathay Pacific is the subject of anti-trust investigations by competition authorities in various jurisdictions and is cooperating fully with the relevant authorities. Given the uncertainties surrounding these issues no reliable estimate of any potential liability can be made at this time. Accordingly, the matter is disclosed as a contingent liability in note 27(e) to the accounts.

In 2008, we expect the total fleet size for the Cathay Pacific Group to grow to 169 aircraft, an increase of 10. These additional aircraft will be used to expand further Cathay Pacific and Dragonair route networks and to continue to develop Hong Kong's position as Asia's leading international aviation hub for both passenger and cargo traffic. We expect competition to intensify, while high and volatile fuel prices will continue to have a major impact on our business. Any substantial slowdown in world economic activity would pose risks to anticipated passenger and cargo volumes and revenue. We will, however, continue to work hard to realise the full potential from our acquisition of Dragonair, our strategic partnership with Air China and the strength of our main hub in Hong Kong, Asia's World City.

Christopher Pratt
Chairman
Hong Kong, 5th March 2008

2007 in Review

A major focus of 2007 was realising the synergies of the deal that brought Dragonair into the Cathay Pacific Group as a wholly owned subsidiary. Work continued throughout the year to improve connectivity between the two airlines, with a particular emphasis on strengthening Dragonair's existing services and adding new routes to its network.

The passenger operation saw a record number of customers flying. Revenue hit a new high with a sharp increase in yield. Cargo demand was generally weaker than expected for much of the year. High fuel prices continue to be a concern. During 2007 Cathay Pacific strengthened both passenger and cargo services and took delivery of seven new aircraft, including five new Boeing 777-300ERs. The Company announced further substantial aircraft orders.

CATHAY PACIFIC

Dragonair integration

- Work continued to bring the operations of Cathay Pacific and Dragonair closer together following the September 2006 deal that saw Dragonair become a wholly owned subsidiary. Both cost and revenue synergies have been realised along with significant benefits for passengers and the Hong Kong hub.
- Connection times for the carriers were reduced, making it easier for passengers to travel between the two networks.
- Dragonair has added six destinations with scheduled flights to Busan, Fukuoka, Kathmandu, Phuket and Sendai and a daily charter service to Taichung. Additional codeshare services were introduced between Cathay Pacific and Dragonair.
- The majority of Dragonair destinations now have, as a minimum, a daily service. This provides more options for travellers connecting through the Hong Kong hub to or from Cathay Pacific's international network.
- Dragonair's premium passengers enjoyed their first full year as part of the Marco Polo Club, while a change in policy means lounge users can access the facilities of either airline.
- Dragonair became an affiliate member of the **one**world alliance on 1st November 2007.
- As part of the shareholder restructuring that saw Dragonair join the Cathay Pacific Group, Air China became a strategic partner. Work is ongoing in a number of areas to increase cooperation with the Mainland's flagship carrier.

Award-winning products and services

- In May we began rolling out our innovative new three-class long-haul inflight product on our existing long-haul fleet, featuring First Class suites, full-flat beds with enhanced privacy in Business Class and unique Economy Class seats that recline within their own shell. All three cabins feature a brand new state-of-the-art inflight entertainment system with audio and video on demand.
- The new cabins have now been retrofitted into 10 aircraft while all seven new Boeing 777-300ERs arrived with the product in place. The entire long-haul fleet will feature the product by mid-2009.
- Three new Airbus A330-300 aircraft were fitted with the new Business Class and Economy Class seats.
- We moved to the new Terminal 2 at Tokyo's Narita International Airport in January 2007, opening a bigger lounge with improved facilities. We also collaborated with our **one**world partners Qantas and British Airways in opening a joint two-class lounge in the Tom Bradley International Terminal in Los Angeles.
- Cathay Pacific was named "Airline of the Year" by leading regional industry publication *TTG Asia*, also taking the "Best North Asia Airline" award. Cathay Pacific was also voted "Best Transpacific Airline" in the OAG 25th Annual Awards.
- In Hong Kong, we received several awards from leading publications including the "Best Airline" honour from *Next* and *Capital* magazines.
- We collected a number of other awards – for engineering, advertising, inflight sales and our cargo operation – that highlighted our high standards and quest for excellence across all aspects of our operation.

2007 in Review

Hub development

- We added seven new destinations to our network in 2007 – Busan, Changsha, Fuzhou, Kathmandu, Qingdao, Sendai and Wuhan through codeshare arrangements with Dragonair.
- We increased the number of flights on some of our major routes, with extra daily services to Melbourne, New York and San Francisco. We also added flights to Adelaide, Frankfurt, Paris, Perth, Tokyo, Toronto and Vancouver.
- We reduced minimum connecting times with Dragonair, making it easier for passengers to transfer through the Hong Kong hub. We also reduced minimum connecting times with Air China.
- We announced significant enhancements in our scheduled services to India beginning 29th February 2008, with more flights to Delhi and Mumbai and the launch of a new destination, Chennai.

The growing fleet

- At the end of 2007 we had 112 aircraft in our fleet, including 93 passenger aircraft and 19 freighters. During the year we took delivery of two Airbus A330-300s, two second hand Boeing 747-400s and one Boeing 747-400BCF, Boeing Converted Freighter. In September we welcomed the first Boeing 777-300ER into our fleet and by the end of the year a total of five were in operation. The Boeing 777-300ER will form the backbone of our long-haul fleet in the coming years.
- In November we announced our biggest-ever order for new aircraft with a commitment for 10 Boeing 747-8F freighters – also our biggest freighter order – and seven more Boeing 777-300ERs. That takes our total commitment to the long-range passenger aircraft, including those already in service, to 30.
- In December we announced an order for another eight Airbus A330-300 regional aircraft for delivery between 2010 and 2012.
- With the delivery of two more Boeing 777-300ERs early this year, we now have a total of 51 aircraft on our order books and will have a fleet of at least 155 aircraft by 2012.
- The Cathay Pacific Group fleet size, including Dragonair and AHK, will number 200 by 2012.

Pioneer in technology

- We rolled out a brand-new revenue management system in 2007 to facilitate the maximisation of revenue across the network and boost yield.
- The use of electronic ticketing continues to increase and by the end of the year 88% of our tickets were issued this way. The airline is on track to meet the IATA deadline to have 100% e-ticketing by 1st June 2008.
- In November, IATA launched its e-freight project, aiming to boost efficiency in the industry. Cathay Pacific is one of seven leading cargo airlines chosen for the pilot project and is the key sponsor of the project in Hong Kong.
- More customers are now using Online Check-In, bringing added convenience and easing congestion at airports. During the year we saw around 12% of passengers using the facility, compared to 7.8% in 2006, with a 73% growth in the number of actual users.

Partnerships

- The **one**world alliance, of which Cathay Pacific is a founding member, saw significant growth in 2007 with three more airlines – Japan Airlines, Malev and Royal Jordanian – joining as full members. At the same time Aer Lingus left the alliance.
- Our subsidiary Dragonair joined as an affiliate member of **one**world in November, offering the full range of **one**world benefits to passengers. Other airlines joining as affiliates in the year included LAN Argentina, LAN Ecuador and five Japan Airlines subsidiaries.
- The Marco Polo Club became the single loyalty programme for both Cathay Pacific and Dragonair passengers with effect from 1st January 2007. The Dragonair Elite Club was terminated with effect from the same date.
- The Asia Miles travel reward programme continued to grow and at the end of 2007 had more than three million members, with the number of partners rising to more than 300 in nine categories.

2007 in Review

Commitment to staff

- Cathay Pacific and its subsidiaries employed more than 25,900 people worldwide at the end of 2007. Some 17,100 staff worked for the airline itself, with more than 11,800 of those employed in Hong Kong. The workforce grew by 3.8% over the year, mainly through the addition of flying crew to meet the airline's expansion. Our cockpit crew and cabin crew communities grew by approximately 160 and 300 people respectively in the course of 2007.
- The continued expansion of our fleet will lead to more job opportunities in our Hong Kong home. In 2008 we aim to hire 270 cockpit crew and another 1,300 cabin crew as the new aircraft arrive.
- Our Cadet Pilot Programme continues to provide career opportunities with 10 Hong Kong-based graduates earning their wings in 2007. Since the programme's inception in 1988 more than 320 cadets have graduated from the programme and 42 are now Captains with Cathay Pacific.
- In October we conducted a staff alignment survey among all Hong Kong-based ground staff that gives us a clearer picture of our employees' expectations. We have conducted a similar survey for our staff overseas.
- We have progressively introduced leading-edge training and development programmes to enhance the skills of our workforce, encourage collaborative problem solving, strong executive development and business-driven learning.
- We review our human resource and remuneration policies in the light of local legislation, industry practice, market conditions and the performance of individuals and the Company.
- Cathay Pacific is committed to the health and well-being of its staff, continually reviewing systems for monitoring health and safety for both ground staff and operational crew. We provide a range of benefits and facilities for staff, from a fully equipped gymnasium and fitness classes at our headquarters to confidential counselling through our Employee Assistance Programme.

Contribution to the community

- Cathay Pacific believes it has a responsibility to give something back to the communities in which it operates and which have played such an important part in its success. The airline runs a number of community and charitable efforts, with a particular focus on supporting young people.
- The third "I Can Fly" programme kicked off in December, giving 1,000 Hong Kong teenagers the opportunity to learn more about aviation and develop a deeper commitment to their community through a range of social service activities. Our staff play a key role in this programme, with more than 90 pilots and ground staff acting as mentors and providing guidance to the youngsters.
- Cathay Pacific continues as the principal sponsor of the Life Education Activity Programme (LEAP), which promotes healthy lifestyles and an anti-drug message to Hong Kong schoolchildren.
- Our Change for Good inflight fundraising programme continues to collect spare change from passengers to help children around the world through projects run by the United Nations Children's Fund (UNICEF). In 2006/2007 more than HK$10 million was collected through Change for Good and since the programme's inception in 1991 the total raised has topped HK$81 million.
- A portion of the proceeds from Change for Good goes to the Cathay Pacific Wheelchair Bank which provides special chairs for Hong Kong children with neuromuscular diseases.
- Around 50 children from Hong Kong and the region learnt more about themselves, ecological issues and other cultures at the Cathay Pacific International Wilderness Experience, an environmental camp held every year in South Africa.
- Cathay Pacific sponsored the "Literacy One" flight in December, carrying 400,000 books on behalf of Room to Read to help the education of children in developing countries in Asia.
- In October we held a special community flight for people from Tung Chung to celebrate the arrival of our first Boeing 777-300ER aircraft. The flight was followed by the launch of English on Air! – a programme to improve conversational English among Tung Chung schoolchildren with the help of our staff.
- The Sunnyside Club, a charity set up and supported by Cathay Pacific staff, celebrated its 20th anniversary in 2007. The club provides support for handicapped children in schools in Hong Kong, including the Sunnyside School.

2007 in Review

Environment

- Cathay Pacific published its first Corporate Social Responsibility report in 2007, detailing the airline's environmental performance and initiatives on social responsibility including safety and health, community initiatives, human resources and our requirement for procurement and supply chains. The report is available online at *www.cathaypacific.com*.
- Climate change has become a global issue and the impact of carbon emissions from airlines is at the forefront of government and public concern worldwide. We take this issue very seriously and are working in a number of ways to limit our impact on the environment.
- Our Climate Change Position outlines our approach to addressing climate change through three key principles: maximising fuel efficiency and reducing fuel wastage; addressing inefficiencies in air traffic management; and acknowledging the role of economic instruments such as emissions trading.
- Fleet modernisation is an important part of improving our environmental performance. New aircraft such as the Boeing 777-300ER and Boeing 747-8F are much more fuel efficient, while older, less efficient aircraft such as our Boeing 747-200 "Classic" freighters will be phased out from 2008.
- In December we launched "FLY greener" for Cathay Pacific and Dragonair – the first carbon offset scheme to be introduced by airlines in Asia. Passengers can now use cash or Asia Miles to offset their air travel, with the carbon credits used to promote a wind farm in Shanghai.
- Cathay Pacific sponsored the "Greener Skies Forum" in Hong Kong in March, organised to formulate a response from Asia-Pacific airlines to the issue of climate change.
- In 2007 we increased our commitment to managing inflight waste, and we now recycle plastic bottles, plastic glasses, aluminium cans and newspapers on all flights into Hong Kong.
- We introduced electric vehicles for use at Bangkok airport and will introduce them in other outstations.
- We continued to educate our staff on environmental matters through a dedicated website and through exhibitions and an ongoing waste-reduction campaign.

DRAGONAIR

Award winning products and services

- Dragonair was voted "Best Airline – China" for the sixth consecutive year in the annual passenger survey run by Skytrax.
- We were named "Best Airline (China)" by *TravelWeekly China* in December.
- The quality of our inflight catering was recognised with a Silver Award in the International Travel Catering Association's Mercury Awards.
- Cargo services were improved with the introduction of the "LIFT" suite of cargo products.

Hub development

- Dragonair launched six new destinations with scheduled services commencing to Busan, Fukuoka, Kathmandu, Phuket and Sendai, and a daily charter service to Taichung in Taiwan. A daily service to Bangalore, India's information technology hub, will commence on 1st May this year.
- We withdrew our service to Tokyo in October.
- Services to a total of 14 Dragonair destinations were enhanced during the year. The majority of routes now offer at least a daily flight.
- We continue to work on improving connections between Dragonair and Cathay Pacific and provide a seamless experience for passengers travelling through the Hong Kong hub.
- We increased our freighter services to Shanghai to 17 a week with effect from 1st January 2007.
- In February 2007 we withdrew our long-haul freighter services to Amsterdam, Dubai, Frankfurt and Manchester and later our freighter service to New York with the return of our wet-leased freighter to China Airlines.

The growing fleet

- The Dragonair freighter fleet grew to seven aircraft in 2007 with the addition of two more Boeing 747-400BCFs.
- Three aircraft wet-leased to Air China were returned in 2007 – two Airbus A330s and one Airbus A320. The final aircraft, another Airbus A330, will be returned in 2008.

2007 in Review

- In December it was announced that the eight additional A330-300s purchased by Cathay Pacific would be used by both Cathay Pacific and Dragonair. Their deployment will depend on growth in the markets served by the two airlines.

Pioneer in technology

- A number of enhancements to Dragonair's e-business capabilities were launched in 2007, better aligning the airline with sister carrier Cathay Pacific's e-business platform.
- The most significant development was a complete overhaul of our website, *www.dragonair.com*, in April with a new look mirroring the Cathay Pacific site. New features include online booking for certain destinations, Online Check-In for Marco Polo Club and Asia Miles members and the notiFLY flight paging service.
- We launched a completely new site for agents, *www.KAagents.com*, in a number of sales territories.
- We continued to improve our electronic ticket capability and by the end of the year more than 80% of tickets were issued electronically.
- In December our Online Check-In service was extended to all passengers with electronic tickets.
- Also in December we launched "FLY greener", our online carbon offset programme, which allows passengers to voluntarily offset their carbon footprint.

Partnerships

- In November we joined the **one**world alliance as an affiliate member, bringing new Mainland China and regional destinations into this global network. We now offer the full range of **one**world products and services to our customers.
- From 1st January 2007 the Marco Polo Club became the single loyalty programme for both Cathay Pacific and Dragonair and our Elite Club ceased to exist.
- We extended our codeshare arrangement with Cathay Pacific to a number of other services including Busan, Changsha, Fukuoka, Fuzhou, Kathmandu, Qingdao, Sendai and Wuhan.

Contribution to the community

- We believe it is important to work to enhance the quality of life in the communities in which we operate. Our Corporate Social Responsibility programme focuses on four key areas: arts and culture, education, medical and relief efforts and the environment.
- We supported several cultural events through sponsorship including shows in the Hong Kong Arts Festival.
- We also supported events for the celebration of the 10th anniversary of the Hong Kong Special Administrative Region, carrying priceless works of art from Beijing for a special exhibition.
- We worked with the Hong Kong Air Cadet Corps to run our latest Dragonair Aviation Certificate Programme in 2007 which saw our pilots give seven cadets thorough insights into the running of a modern commercial airline.
- Our inflight charity campaign, Change for Conservation, raises funds for The Nature Conservancy for various environmental initiatives in northwest Yunnan. Contributions passed the HK$6 million mark in 2007.
- Dragonair set up an Environmental Committee that will work to develop specific procedures and goals and ensure the carrier is aligned with the environmental policies of the Cathay Pacific Group.
- Dragonair was named a "Caring Company" by the Hong Kong Council of Social Service for the second consecutive year.

AHK

- AHK continues to operate express cargo services for DHL Express as its core business.
- The carrier has a fleet of eight Airbus A300-600F freighters.
- We have added Manila to the network early this year and are now serving 11 Asian cities, including Bangkok, Beijing, Nagoya, Osaka, Penang, Seoul, Shanghai, Singapore, Taipei and Tokyo.

2007 in Review

FLEET PROFILE

Aircraft type	Number as at 31st December 2007: Owned	Leased: Finance	Leased: Operating	Total	Firm orders: '08	Firm orders: '09	Firm orders: '10 and beyond	Firm orders: Total	Expiry of operating leases: '08	'09	'10	'11	'12	'13 and beyond	Purchase rights
Aircraft operated by Cathay Pacific:															
A330-300	8	18	3	**29**	3[a]		8	**11**				3			
A340-300	1	10	4	**15**								4			
A340-600			3	**3**					3						
747-400	18		6	**24**[b]									3	3	
747-200F	7			**7**											
747-400F	2	4		**6**											
747-400BCF	5	1		**6**		1[c]		**1**							
747-400ERF					3	3		**6**							
747-8F						2	8	**10**							
777-200	1	4		**5**											
777-300	2	10		**12**											
777-300ER	1	2	2	**5**	5[d]	5	15	**25**						2	20[e]
Total	45	49	18	**112**	11	11	31	**53**	3			7	3	5	20
Aircraft operated by Dragonair:															
A320	3	2	5	**10**						1	1	3			
A321	2		4	**6**							2	2			
A330	3	2	11	**16**[f]						2	1	2	3	3	
747-200F	1			**1**											
747-300SF	3			**3**											
747-400BCF	3			**3**	2			**2**							
Total	15	4	20	**39**	2			**2**		3	4	7	3	3	
Aircraft operated by AHK:															
A300-600F	2	6		**8**											
Grand Total	**62**	**59**	**38**	**159**	**13**	**11**	**31**	**55**	**3**	**3**	**4**	**14**	**6**	**8**	**20**

(a) *Aircraft on 7.5 year operating leases.*
(b) *One aircraft to be converted to a 747-400BCF in 2008.*
(c) *Aircraft on 9 year operating lease.*
(d) *Two aircraft on 10 year operating leases.*
(e) *Purchase rights for aircraft delivered by 2017.*
(f) *One aircraft leased out to Air China.*

In 2007 Cathay Pacific began rolling out its innovative new long-haul product featuring spacious suites in First Class, full-flat beds with enhanced privacy in Business Class, and Economy Class seats that recline within their own shell to boost passenger comfort. A state-of-the-art new inflight entertainment system includes audio and visual channels on demand in all classes.



Space, comfort and superior service in the new First Class suites.



An innovative new seat is a highlight in Economy Class.







Business Class passengers enjoy more privacy and a full-flat bed.

CATHAY PACIFIC

In 2007 we achieved our highest-ever passenger revenue and also record passenger numbers with an average load factor of 81.1%. Passenger demand was high throughout the year on most routes, with strong corporate demand – particularly on long-haul services – helping to push yield up by 11.1% to HK52.2 cents. Capacity rose by 3.9% with most of the increase coming towards the end of the year.

Load factor by region


%
90
80
70
60
50
40
South West Pacific and South Africa
North Asia
South East Asia and Middle East
Europe
North America
2003
2004
2005
2006
2007

Passenger load factor and yield


%
HK cents
100
80
60
40
20
0
60
50
40
30
20
10
2003
2004
2005
2006
2007
Passenger load factor
Yield

Available seat kilometres ("ASK"), load factor and yield by region:

	ASK (million)			Load factor (%)			Yield
	2007	2006	**Change**	**2007**	2006	**Change**	**Change**
South West Pacific and South Africa	**14,589**	14,230	**+2.5%**	**81.7**	80.1	**+1.6%pt**	**+16.8%**
North Asia	**14,839**	13,796	**+7.6%**	**73.6**	72.3	**+1.3%pt**	**+4.8%**
South East Asia and Middle East	**18,234**	18,375	**-0.8%**	**80.4**	76.1	**+4.3%pt**	**+9.7%**
Europe	**19,641**	18,884	**+4.0%**	**83.6**	84.2	**-0.6%pt**	**+13.6%**
North America	**25,247**	23,833	**+5.9%**	**83.6**	83.5	**+0.1%pt**	**+11.3%**
Overall	**92,550**	89,118	**+3.9%**	**81.1**	79.9	**+1.2%pt**	**+11.1%**

Review of Operations

Passenger Services

Comments by region are as follows:

South West Pacific and South Africa

- We increased capacity to Australia with Sydney getting its fourth daily flight and a third daily Melbourne flight added from October. Services to Adelaide and Perth were also enhanced.
- Traffic to and from Australia remained strong throughout the year, driven by heavy Mainland China traffic. Strong business class demand helped to raise yield.
- The Auckland service became a twice-daily flight for the peak season with effect from December. Demand was robust on the route throughout the year.
- Corporate demand helped to increase yield on the South African route, with traffic from Mainland China helping to keep passenger numbers high.

North Asia

- We added a sixth daily flight to Tokyo in late October. Yields on our Japanese routes were, however, affected by the weakness of the Yen and lower demand for outbound travel.
- Strong competition affected both demand and yield on our flights between Japan and Taipei.
- Our performance in the Korean market remained satisfactory though there was a fall in outbound demand in the latter months.
- Busan in South Korea was added as a destination through a codeshare with Dragonair. This service was launched in January.
- Traffic to and from Taiwan was generally healthy though the emergence of competing hubs for Mainland China-Taiwan traffic, particularly Jeju in South Korea, began to have some impact.
- We added four new destinations in Mainland China – Changsha, Fuzhou, Qingdao and Wuhan – in December through a codeshare agreement with Dragonair.
- Traffic to our two main ports in the Mainland, Beijing and Shanghai, was generally robust although the Shanghai market was affected by strong competition and price-cutting, particularly in the second half of the year.

South East Asia and Middle East

- Business in this region was strong throughout most of the year, though Thailand lost favour as a holiday destination.
- There was good growth in business class travel regionally and this helped to boost yield.
- Four extra flights a week were mounted to Cebu in the summer and extra capacity was added on key destinations during holiday peaks.
- Flights to Colombo were suspended – in March and again in late April – following growing security concerns. Flights will resume by end of March this year.
- Load factors to India and Middle Eastern destinations were high throughout 2007 and yield increased.
- Business to and from India increased as a result of a temporary "open skies" arrangement for the winter peak. The recently announced service enhancements to and from India will enable Cathay Pacific to better serve the fast-growing Indian market.

Europe

- Business class demand remained high on the key London route, helping to push up yield. However, increased competition had an impact on economy class load factor and yield.
- Load factors on other European services were high for most of the year. The strong Euro helped to maintain yield.
- Three additional flights a week were added to Paris from the summer.

North America

- The North American market made an increasingly important contribution to our overall business in 2007.
- Demand remained high on all routes throughout the year with heavy corporate traffic driving up yield.
- Significant increases to our capacity on the North American routes were made during the course of the year. Overall capacity rose by 5.9%.
- San Francisco became double-daily from October while New York went to three flights a day – two non-stop – following the arrival of our third Boeing 777-300ER aircraft in November.
- We added three flights a week to Vancouver in summer and it will become a triple-daily service from March 2008.
- In December three of our Toronto flights became non-stop services and a daily non-stop service commenced from 1st January 2008.

Review of Operations

Passenger Services

DRAGONAIR

It was an eventful year for Dragonair. Following the launch of Phuket services in December 2006, five new destinations were added to the network and many routes were strengthened to improve connections with Cathay Pacific's international network. The average load factor for the year was 68.4% with demand high on major routes into Mainland China. Yield rose by 2.6%.

Load factor by region


%
80
70
60
50
40
30
North Asia
South East Asia and Middle East
2003
2004
2005
2006
2007

Passenger load factor and yield


%
HK cents
100
80
60
40
20
0
2003
2004
2005
2006
2007
Passenger load factor
Yield

Available seat kilometres ("ASK"), load factor and yield by region:

	ASK (million)			Load factor (%)			Yield
	2007	2006	**Change**	**2007**	2006	**Change**	**Change**
North Asia	**8,926**	9,858	**-9.5%**	**69.1**	67.9	**+1.2%pt**	**+3.0%**
South East Asia and Middle East	**986**	747	**+32.0%**	**61.4**	66.8	**-5.4%pt**	**+12.1%**
Overall	**9,912**	10,605	**-6.5%**	**68.4**	67.8	**+0.6%pt**	**+2.6%**

Review of Operations

Passenger Services

Comments by region are as follows:

North Asia

- We continue to strengthen Hong Kong's position as the premier gateway to Mainland China by increasing the frequencies to secondary cities. Passenger numbers rose, with more traffic from Cathay Pacific's international network.
- Demand on the key Beijing and Shanghai routes was high, though increased competition had an impact on yield.
- Busan in South Korea was added as a destination in January with a thrice-weekly service.
- Services were launched to Fukuoka and Sendai in October, the former a daily direct service and the latter flight operating four times a week.
- We withdrew our daily service to Tokyo in October.
- Flights to Kaohsiung were increased from four to five daily while Taichung was added as a destination with a daily charter service. Strong competition in Taiwan kept revenue growth lagging behind capacity growth.

South East Asia and Middle East

- A daily service to Phuket was started in December 2006.
- Kota Kinabalu and Phnom Penh services were strengthened in 2007, though revenue growth currently lags behind capacity growth.
- Our Dhaka service was affected by visa restrictions on Bangladeshis travelling through Hong Kong.
- Kathmandu returned to the network in December with high initial demand for the four-times-weekly flight.

Review of Operations
Cargo Services

CATHAY PACIFIC

Cargo demand was weaker than expected throughout 2007, though with a capacity increase of 20.3% we did see a new tonnage record set. Yield fell by 7.7%, mainly due to weak demand out of Europe and North Asia. Growth in cargo tonnage carried from Mainland China continued, despite an increasing number of carriers offering direct flights. High fuel prices had a negative impact throughout the year with some shift from airfreight to marine transport as a result. Overall we remain optimistic about Hong Kong's role as an airfreight hub.

Turnover


HK$ million
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2003
2004
2005
2006
2007

Capacity – cargo and mail ATK


Million tonne kilometres
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2003
2004
2005
2006
2007

	ATK (million)			Load factor (%)			Yield
	2007	2006	**Change**	**2007**	2006	**Change**	**Change**
Cathay Pacific	**12,502**	10,391	**+20.3%**	**67.5**	68.3	**-0.8%pt**	**-7.7%**

- We added one more aircraft to our freighter fleet in 2007 – our sixth Boeing 747-400BCF. One more Boeing 747-400BCF will arrive in 2008 with the conversion of an existing Boeing 747-400.
- We announced our biggest-ever order for new freighters in November, with an order for 10 Boeing 747-8Fs for delivery between 2009 and 2012. These new generation aircraft offer greatly improved efficiency and will enable us to carry more cargo over longer distances.
- We will also take delivery of six new Boeing 747-400ERFs, Extended Range Freighters, starting May 2008.
- High fuel prices continued to have a big impact on our cargo business, only partially offset by fuel surcharges.
- The negative effect of fuel prices was particularly felt on our older, more inefficient Boeing 747-200F freighters. We will start to withdraw these from service as new freighters arrive in 2008.
- Demand from Mainland China continued to be strong and flights out of Hong Kong to North America were full for much of the year. The freighter service to Atlanta and Dallas was turned into a daily operation.
- We also increased our freighter frequency to Chennai and Toronto.
- Demand to and from Australia rose significantly during the second half of the year, helping to boost yield.
- We saw a marked decline on the Japanese route in both directions, with tonnage and yield affected by a modal shift to marine freight.

Review of Operations

Cargo Services

DRAGONAIR

Both tonnage and revenue dropped year on year due to the termination of Dragonair's European services in February. Demand out of Mainland China, and in particular Shanghai, was strong throughout the year, though we saw a rise in competition on key routes.

Turnover


HK$ million
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007

Capacity – cargo and mail ATK


Million tonne kilometres
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007

	ATK (million)			Load factor (%)			Yield
	2007	2006	**Change**	**2007**	2006	**Change**	**Change**
Dragonair	**833**	2,080	**-60.0%**	**55.6**	72.7	**-17.1%pt**	**+55.7%**

- Total tonnage carried dropped by 26.8% due to the termination of Dragonair's European services.
- We also stopped our New York service on 31st March when the freighter wet-leased from China Airlines was returned.
- Two Boeing 747-400BCF freighters were added to our fleet in 2007. One more arrived in early 2008 and another will arrive in August.
- The high fuel price and lower yield led to reduced freighter profitably.
- The higher price for fuel was particularly felt on the operation of the four older and more fuel inefficient Boeing 747-200F and Boeing 747-300F freighters. These aircraft will be withdrawn from service over the next two years.
- The Japan market was soft throughout the year with a significant fall in yield.


B-HOR
CATHAY PAC

Cathay Pacific and Dragonair are working together to build the Hong Kong hub.

Cathay Pacific is committed to developing Hong Kong's position as one of the leading international aviation hubs. The airline has worked to improve connection times with sister airline Dragonair and strategic partner Air China for the benefit of the travelling public. Both Cathay Pacific and Dragonair have been adding more flights and new destinations to further develop the Hong Kong hub.

Enhanced Conne




Shanghai Airport Ticketing


13:35
AA 6112
Bangkok
CX 282
Beijing
13:40 CX 708
13:40 CX 907
Ho Chi Minh
13:45 KA 6879
Taipei
CX 1762
Seoul/Incheon
13:45 CX 421
Shanghai/Pudong


ctivity



Financial Review

The Cathay Pacific Group reported an attributable profit of HK$7,023 million against a profit of HK$4,088 million in 2006. This record result reflects continued strong demand, particularly for passenger services. However, high fuel prices remain one of the main challenges facing the Group with fuel prices reaching a high of US$116 per barrel during the year.

Turnover

	Group*		Cathay Pacific	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Passenger services	**45,129**	35,155	**39,299**	33,585
Cargo services	**16,238**	14,251	**13,183**	11,980
Catering, recoveries and other services	**13,991**	11,377	**11,241**	9,501
Turnover	**75,358**	60,783	**63,723**	55,066

* *Turnover includes Dragonair results from 1st October 2006.*

Turnover



HK$ million
100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005
2006
2007
Catering, recoveries and other services
Cargo services
Passenger services

Cathay Pacific: passengers and cargo carried



Passenger in '000
Cargo in '000 tonnes
12,000
10,000
8,000
6,000
4,000
2,000
0
800
700
600
500
400
300
200
1H03
2H03
1H04
2H04
1H05
2H05
1H06
2H06
1H07
2H07
Passengers carried
Cargo carried

- Group turnover rose by 24.0% on 2006.

Financial Review

Cathay Pacific

- Passenger turnover increased by 17.0% to HK$39,299 million as a result of strong demand. The number of passengers carried increased by 6.2% to 17.8 million and revenue passenger kilometres increased by 5.4%.
- Passenger load factor increased by 1.2 percentage points to 81.1% while available seat kilometres increased by 3.9%.
- Passenger yield increased by 11.1% to HK¢52.2.
- First and business class revenues increased by 20.7% and the front-end load factor increased from 67.5% to 69.4%. Economy class revenue increased by 14.9% and the economy class load factor increased from 82.1% to 83.1%.
- Cargo turnover rose by 10.0% to HK$13,183 million with a 20.3% increase in capacity. Export demand from Mainland China through Hong Kong remained strong.
- Cargo load factor decreased by 0.8 percentage point while cargo yield decreased by 7.7% to HK$1.56.

The improvement in traffic turnover comprises:

		HK$M
+3.9%	Passenger capacity	**1,288**
+20.3%	Cargo and mail capacity	**2,434**
+1.2%pt	Passenger load factor	**525**
-0.8%pt	Cargo and mail load factor	**(175)**
+11.1%	Passenger yield	**3,901**
-7.7%	Cargo and mail yield	**(1,056)**
		6,917

Cathay Pacific: revenue and breakeven load factor


%
80
75
70
65
60
55
50
2003
2004
2005
2006
2007
Revenue load factor
Breakeven load factor

- Revenue load factor increased by 0.7 percentage point to 77.3% while the breakeven load factor was 67.8%.
- The annualised revenue effect on changes in yield and load factor is set out below:

	HK$M
+ 1 percentage point in passenger load factor	**483**
+ 1 percentage point in cargo and mail load factor	**195**
+ HK¢1 in passenger yield	**750**
+ HK¢1 in cargo and mail yield	**84**

Financial Review

Operating expenses

Net operating expenses after deduction of Group recoveries of HK$12,513 million (2006: HK$9,995 million) and of Cathay Pacific recoveries HK$11,241 million (2006: HK$9,501 million) are analysed as follows:

	Group*			Cathay Pacific		
	2007 HK$M	2006 HK$M	**Change**	**2007 HK$M**	2006 HK$M	**Change**
Staff	**12,142**	9,950	**+22.0%**	**9,432**	8,553	**+10.3%**
Inflight service and passenger expenses	**2,418**	1,987	**+21.7%**	**2,018**	1,899	**+6.3%**
Landing, parking and route expenses	**8,510**	6,948	**+22.5%**	**7,413**	6,384	**+16.1%**
Fuel	**15,862**	13,333	**+19.0%**	**14,197**	12,641	**+12.3%**
Aircraft maintenance	**6,830**	5,330	**+28.1%**	**5,367**	4,882	**+9.9%**
Aircraft depreciation and operating leases	**6,093**	5,160	**+18.1%**	**5,509**	4,789	**+15.0%**
Other depreciation and operating leases	**998**	862	**+15.8%**	**636**	625	**+1.8%**
Commissions	**860**	668	**+28.7%**	**752**	622	**+20.9%**
Exchange gain	**(490)**	(271)	**+80.8%**	**(376)**	(271)	**+38.7%**
Others	**1,883**	1,603	**+17.5%**	**1,233**	1,222	**+0.9%**
Net operating expenses	**55,106**	45,570	**+20.9%**	**46,181**	41,346	**+11.7%**
Net finance charges	**787**	465	**+69.2%**	**455**	287	**+58.5%**
Total net operating expenses	**55,893**	46,035	**+21.4%**	**46,636**	41,633	**+12.0%**

* *Includes Dragonair's expenses from 1st October 2006.*

Total net operating expenses


2% Others
22% Staff
4% Inflight service and passenger expenses
15% Landing, parking and route expenses
29% Fuel
12% Aircraft maintenance
13% Depreciation and operating leases
1% Net finance charges
2% Commissions

- Group operating expenses rose 21.4% to HK$55,893 million partly as a result of Dragonair figures being included for only three months in 2006.
- Staff costs increased due to an increase in the average number of staff.
- Inflight service and passenger expenses rose due to a 28.5% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights and strong foreign currencies.
- Fuel costs increased due to a 6.5% increase in the average into-plane fuel price to US$91 per barrel and a 15.8% increase in consumption to 35.8 million barrels. Cathay Pacific's fuel surcharges increased from HK$6,470 million to HK$7,737 million.

Financial Review

Fuel price and consumption


US$ per barrel
(jet fuel)
Barrels
in million
100
90
80
70
60
50
40
30
70
60
50
40
30
20
10
0
2003
2004
2005
2006
2007
Into-plane price – before hedging
Into-plane price – after hedging
Uplifted volume

Fuel hedging


Barrels
in million
7
6
5
4
3
2
1
0
30%
30%
26%
19%
9%
0%
1H08
2H08
1H09
2H09
1H10
2H10
Swaps/Collars/3-ways options
Extendible option written
Total hedging (excluding extendible option written)

Fuel hedging gain


HK$ million
1,200
1,000
800
600
400
200
0
2003
2004
2005
2006
2007

- Fuel hedging gains increased by HK$527 million to HK$933 million and include unrealised mark to market gains of HK$214 million (2006: HK$158 million).
- Aircraft maintenance increased as a result of the fleet expansion.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.
- Net finance charges increased due to additional aircraft lease obligations.
- The combined cost per ATK of Cathay Pacific and Dragonair increased from HK$2.23 to HK$2.32 due to higher fuel prices.

Review of other subsidiaries and associates

The results recorded by our other subsidiaries and associates were satisfactory. The share of profits from associates increased by 251% to HK$1,057 million mainly as a result of the profit contribution from Air China for a full year.

A review of their performance and operations is outlined below:

AHK Air Hong Kong Limited ("AHK")

- The only all-cargo carrier in Hong Kong is 60% owned by Cathay Pacific. It continues to operate express cargo services for DHL Express as its core business.

Financial Review

- AHK currently operates a fleet of eight Airbus A300-600F freighters.
- During the year AHK further expanded its overnight express cargo network to Beijing and Shanghai, increasing the number of cities served in Asia to 10. Services to Manila commenced at the beginning of 2008.
- With its network expansion, capacity increased by 23.1%. Load factor decreased by 0.9 percentage point and yield decreased by 6.6%.
- AHK recorded a higher profit in 2007 despite the adverse impact of higher fuel prices.

Cathay Pacific Catering Services (H.K.) Limited ("CPCS")

- CPCS, a wholly owned subsidiary, is the principal flight kitchen in Hong Kong.
- The company produced a record 21.4 million meals in 2007 and accounts for 63.4% of the airline catering market in Hong Kong. Business volume increased by 3.2% over 2006.
- Increased food costs and a weak dollar impacted the profit margin which reduced from 2006.
- The performance of other inflight catering kitchens in Asia and Canada were encouraging with higher profits than in 2006.

Hong Kong Airport Services Limited ("HAS")

- HAS, a wholly owned subsidiary, is the largest franchised ramp handling company at Hong Kong International Airport ("HKIA").
- The number of flights handled grew 5.9% to a new record.
- Productivity initiatives have been successfully implemented following an operational review. This review will be expanded and will continue into 2008.

Hong Kong International Airport Services Limited ("HIAS")

- HIAS is a wholly owned subsidiary which provides airport ground handling services in Hong Kong to Dragonair and other airlines.
- The company handled 32,712 flights in 2007.
- The company recorded a satisfactory result with an improved profit margin in 2007.

Air China Limited ("Air China")

- Air China, in which Cathay Pacific owns 18.1%, is the national flag carrier and leading provider of passenger, cargo and other airline related services in Mainland China.
- The airline serves 83 domestic and 48 international destinations, connecting 33 countries and regions in the world.
- The Group has two representatives on the Board of Director of Air China and equity accounts for its share of Air China's profit.
- The Group's share of Air China's profit is based on accounts drawn up three months in arrears and consequently the 2007 annual results include Air China's results for the 12 months ended 30th September 2007.
- The airline made a satisfactory profit in this reporting period.

Hong Kong Aircraft Engineering Company Limited ("HAECO")

- Cathay Pacific holds a 27.5% interest in HAECO, a direct 9.1% in HAECO's subsidiary Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") and a direct 8.0% of Taikoo (Xiamen) Landing Gear Services Limited ("TALSCO"). The HAECO group provides a range of aviation maintenance and repair services. Its most substantial operations are aircraft maintenance and modification work in Hong Kong and Xiamen and Rolls Royce engine overhaul work performed by Hong Kong Aero Engine Services Limited ("HAESL").
- The profit attributable to HAECO shareholders increased by 26.7% to HK$1,073 million in 2007, driven primarily by the growth of heavy maintenance operations in both Hong Kong and Xiamen whilst HAESL also recorded a satisfactory growth in engine overhaul.

Financial Review

- Overall demand for the HAECO group's services continued to be strong in 2007 and the group is steadily expanding its facilities to support further growth. Its third hangar at HKIA is under construction with opening expected in mid-2009. TAECO's fifth hangar was opened in June 2007 and a sixth hangar is under construction with operation scheduled for the second half of 2009. TALSCO is constructing a landing gear overhaul facility in Xiamen to open in mid-2008. Furthermore HAESL has opened an additional 3,000 square metre workshop which will commence operation in March 2008.
- The group's headcount increased by 1,580 to approximately 11,700 in 2007 to support expansion and further staff are being recruited and trained to cope with the anticipated future growth.

Taxation

- Despite a substantial increase in profits, the tax charge increased by only HK$17 million to HK$799 million mainly due to reduced provisions for prior years.

Dividends

- Dividends paid and proposed for the year are HK$3,310 million representing a dividend cover of 2.1 times.
- Dividends per share remain at HK¢84.

Assets

- Total assets as at 31st December 2007 were HK$117,650 million.
- During the year, additions to fixed assets were HK$9,755 million, comprising HK$9,501 million for aircraft and related equipment and HK$254 million for other equipment.

Total assets


49%
Aircraft and related equipment
4%
Buildings and other equipment
7%
Intangible assets
12%
Long-term investments
28%
Current assets

Financial Review

Borrowings and capital

- Borrowings increased by 13.9% to HK$36,368 million compared with HK$31,943 million in 2006.
- Borrowings are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros, and are fully repayable by 2022 with 35% at fixed rates of interest net of derivatives.
- Liquid funds, 57% of which are denominated in US dollars, increased by 38.6% to HK$21,649 million.
- Net borrowings decreased by 9.9% to HK$14,731 million.
- Funds attributable to Cathay Pacific shareholders increased by 11.4% to HK$50,549 million.
- Net debt/equity ratio decreased from 0.36 times to 0.29 times.

Borrowings before and after derivatives


HK$ million
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
EUR
GBP
HKD
JPY
USD
SGD
Others

■ Before derivatives
□ After derivatives
Others include AUD, CAD, KRW and TWD.

Net debt and equity


HK$ million
Times
60,000
50,000
40,000
30,000
20,000
10,000
0
0.6
0.5
0.4
0.3
0.2
0.1
0
2003
2004
2005
2006
2007

■ Funds attributable to Cathay Pacific shareholders
□ Net borrowings
▬ Net debt/equity ratio

Interest rate profile: borrowings


%
100
80
60
40
20
0
2003
2004
2005
2006
2007

□ Fixed
■ Floating

Financial Review

Value added

The following table summarises the distribution of the Group's value added in 2006 and 2007:

	2007 HK$M	2006 HK$M
Total revenue	**75,358**	60,783
Less: Purchases of goods and services	**(50,646)**	(41,360)
Value added by the Group	**24,712**	19,423
Add: Share of profits of associates	**1,057**	301
Total value added available for distribution	**25,769**	19,724
Applied as follows:		
To employees		
– Salaries and other staff costs	**12,142**	9,950
To governments		
– Corporation taxes	**799**	782
To providers of capital		
– Dividends – paid	**985**	2,045
– proposed	**2,325**	1,259
– Minority interests	**187**	184
– Net finance charges	**787**	465
Retained for re-investment and future growth		
– Depreciation	**4,831**	4,255
– Profit after dividends	**3,713**	784
Total value added	**25,769**	19,724

- The Group value added increased by HK$6,045 million mainly due to an increase in revenue.
- Dividends paid and proposed increased by HK$6 million while the amount retained for re-investment and future growth increased by HK$3,505 million.

Directors and Officers

Executive Directors

PRATT, Christopher Dale#, CBE, aged 51, has been Chairman and a Director of the Company since February 2006. He is also Chairman of John Swire & Sons (H.K.) Limited, Swire Pacific Limited and Hong Kong Aircraft Engineering Company Limited, and a Director of Swire Properties Limited, The Hongkong and Shanghai Banking Corporation Limited and Air China Limited. He joined the Swire group in 1978 and in addition to Hong Kong has worked for the group in Australia and Papua New Guinea.

ATKINSON, Robert Michael James#, aged 54, has been Finance Director of the Company since June 1997. He is also a Director of Hong Kong Dragon Airlines Limited. He joined the Swire group in 1979 and in addition to Hong Kong has worked for the group in Japan, the United Kingdom and the United States.

SLOSAR, John Robert#, aged 51, has been a Director of the Company since July 2007. He was appointed Chief Operating Officer in July 2007. He is also a Director of John Swire & Sons (H.K.) Limited, Swire Pacific Limited and Hong Kong Dragon Airlines Limited. He joined the Swire group in 1980 and has worked for the group in Hong Kong, the United States and Thailand.

TANG, Kin Wing Augustus, aged 49, has been a Director of the Company since January 2007. He is also a Director of Hong Kong Dragon Airlines Limited. He joined the Company in 1982 and has worked for the Company in Hong Kong, Malaysia and Japan.

TYLER, Antony Nigel#, aged 52, has been a Director of the Company since December 1996. He was appointed Director Corporate Development in December 1996, Chief Operating Officer in January 2005 and Chief Executive in July 2007. He is also a Director of John Swire & Sons (H.K.) Limited, Swire Pacific Limited and Hong Kong Aircraft Engineering Company Limited. He is also Chairman of Hong Kong Dragon Airlines Limited. He joined the Swire group in 1977 and in addition to Hong Kong has worked for the group in Australia, the Philippines, Canada, Japan, Italy and the United Kingdom.

Non-Executive Directors

CHEN, Nan Lok Philip#, aged 52, has been a Director of the Company since March 1997. He was appointed Deputy Managing Director in March 1997, Chief Operating Officer in July 1998, Chief Executive in January 2005 and Deputy Chairman in July 2007. He is also a Director of John Swire & Sons (H.K.) Limited, Swire Pacific Limited, Swire Properties Limited and Air China Limited. He is also Chairman of John Swire & Sons (China) Limited. He joined the Swire group in 1977 and in addition to Hong Kong has worked for the group in Mainland China and the Asia Pacific region.

CUBBON, Martin#, aged 50, has been a Director of the Company since September 1998. He is also Finance Director of Swire Pacific Limited and a Director of John Swire & Sons (H.K.) Limited, Swire Properties Limited and Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1986.

FAN, Hung Ling Henry, aged 59, has been a Director of the Company since October 1992 except for the period from March to June 1996. He was appointed Deputy Chairman in January 1997. He is Managing Director of CITIC Pacific Limited.

HUGHES-HALLETT, James Wyndham John#+, aged 58, has been a Director of the Company since July 1998 and served as Chairman of the Board from June 1999 to December 2004. He is Chairman of John Swire & Sons Limited and a Director of Swire Pacific Limited and Swire Properties Limited. He is also a Director of HSBC Holdings plc. He joined the Swire group in 1976 and in addition to Hong Kong has worked for the group in Japan, Taiwan and Australia.

LI, Jiaxiang, aged 58, has been Deputy Chairman and a Director of the Company since October 2006. He was former Chairman of Air China Limited and resigned from that position on 2nd January 2008 following his appointment as Acting Director of the General Administration of Civil Aviation of China.

MOORE, Vernon Francis*, aged 61, has been a Director of the Company since October 1992 except for the period from March to June 1996. He is an Executive Director of CITIC Pacific Limited and a Director of CLP Holdings Limited.

Directors and Officers

WOODS, Robert Barclay, CBE, aged 61, has been a Director of the Company since August 2006. He is Chairman of P&O Ferries Limited and Southampton Container Terminals Limited, and a Director of John Swire & Sons Limited.

ZHANG, Lan, aged 52, has been a Director of the Company since October 2006. She is Vice President of Air China Limited, Chairman of Air China Development Corporation (Hong Kong) Limited and a Director of Shandong Aviation Group Corporation.

Independent Non-Executive Directors

LEE, Ting Chang Peter+*, aged 54, has been a Director of the Company since May 2002. He is Chairman of Hysan Development Company Limited and is also a Director of CLP Holdings Limited, Hang Seng Bank Limited and SCMP Group Limited.

OR, Ching Fai Raymond*, aged 58, has been a Director of the Company since February 2000. He is Vice-Chairman and Chief Executive of Hang Seng Bank Limited. He is also a Director of The Hongkong and Shanghai Banking Corporation Limited, Esprit Holdings Limited, Hutchison Whampoa Limited and 2009 East Asian Games (Hong Kong) Limited.

SO, Chak Kwong Jack*, aged 62, has been a Director of the Company since September 2002. He is Chairman of Hong Kong Trade Development Council. He is also Vice Chairman of Credit Suisse (Greater China).

TUNG, Chee Chen+, aged 65, has been a Director of the Company since September 2002. He is Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He is also an Independent Non-Executive Director of a number of listed companies, including Zhejiang Expressway Company Limited, PetroChina Company Limited, BOC Hong Kong (Holdings) Limited, U-Ming Marine Transport Corp., Sing Tao News Corporation Limited and Wing Hang Bank, Limited.

Alternate Director

CHANG, Li Hsien Leslie, aged 53, has been Alternate Director to FAN, Hung Ling Henry since November 2006. He is Deputy Managing Director of CITIC Pacific Limited.

Executive Officers

BARRINGTON, William Edward James#, aged 48, has been Director Sales and Marketing since March 2000. He joined the Swire group in 1982.

CHAU, Siu Cheong William, aged 54, has been Director Personnel since May 2000. He joined the Swire group in 1973.

CHONG, Wai Yan Quince, aged 44, has been Director Service Delivery since July 2004. She joined the Swire group in 1998.

GIBBS, Christopher Patrick, aged 46, has been Engineering Director since January 2007. He joined the Swire group in 1992.

MATHISON, Ronald James#, aged 46, has been Director and General Manager Cargo since June 2004. He joined the Swire group in 1984.

NICOL, Edward Brian#, aged 54, has been Director Information Management since January 2003. He joined the Swire group in 1975.

RHODES, Nicholas Peter#, aged 49, has been Director Flight Operations since January 2003. He joined the Swire group in 1980.

Secretary

FU, Yat Hung David#, aged 44, has been Company Secretary since January 2006. He joined the Swire group in 1988.

Employees of the John Swire & Sons Limited group

\+ *Member of the Remuneration Committee*

* *Member of the Audit Committee*

Directors' Report

We submit our report and the audited accounts for the year ended 31st December 2007 which are on pages 42 to 89.

Activities

Cathay Pacific Airways Limited (the "Company") is managed and controlled in Hong Kong. As well as operating scheduled airline services, the Company and its subsidiaries (the "Group") are engaged in other related areas including airline catering, aircraft handling and aircraft engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out.

Details of principal subsidiaries, their main areas of operation and particulars of their issued capital, and details of principal associates are listed on pages 88 and 89.

Accounts

The profit of the Group for the year ended 31st December 2007 and the state of affairs of the Group and the Company at that date are set out in the accounts on pages 46 to 89.

Dividends

We recommend the payment of a final dividend of HK¢59 per share for the year ended 31st December 2007. Together with the interim dividend of HK¢25 per share paid on 2nd October 2007, this makes a total dividend for the year of HK¢84 per share. This represents a total distribution for the year of HK$3,310 million. Subject to shareholders' approval of the final dividend at the Annual General Meeting on 7th May 2008, payment of the final dividend will be made on 2nd June 2008 to shareholders registered at the close of business on the record date, 7th May 2008.

The register of members will be closed from 2nd May 2008 to 7th May 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Wednesday, 30th April 2008.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in the statement of changes in equity on pages 50 to 53.

Accounting policies

The principal accounting policies are set out on pages 42 to 45.

Donations

During the year, the Company and its subsidiaries made charitable donations amounting to HK$13 million in direct payments and a further HK$6 million in the form of discounts on airline travel.

Fixed assets

Movements of fixed assets are shown in note 9 to the accounts. Details of aircraft acquisitions are set out on page 9.

Bank and other borrowings

The net bank loans, overdrafts and other borrowings, including obligations under finance leases, of the Group and the Company are shown in notes 14 and 19 to the accounts.

Share capital

During the year under review, the Group did not purchase or redeem any shares in the Company.

Directors' Report

The Company adopted a share option scheme on 10th March 1999. During the year, 4,327,500 shares were issued under the scheme. Details of the scheme can be found in note 20 to the accounts.

At 31st December 2007, 3,940,025,072 shares were in issue (31st December 2006: 3,935,697,572 shares). Details of the movement of share capital can be found in note 20 to the accounts.

Commitments and contingencies

The details of capital commitments and contingent liabilities of the Group and the Company as at 31st December 2007 are set out in note 27 to the accounts.

Agreement for services

The Company has an agreement for services with John Swire & Sons (H.K.) Limited ("JSSHK"), the particulars of which are set out in the section on continuing connected transactions.

As directors and/or employees of the John Swire & Sons Limited ("Swire") group, Christopher Pratt, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett, John Slosar, Tony Tyler and Robert Woods are interested in the JSSHK Services Agreement (as defined below).

Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2007 are set out below and also given in note 26 to the accounts.

Significant contracts

Contracts between the Company and HAECO and its subsidiary TAECO for the maintenance and overhaul of aircraft and related equipment accounted for approximately 3% of the airline's net operating expenses in 2007. Like the Company, HAECO is an associate of Swire Pacific; all contracts have been concluded on normal commercial terms in the ordinary course of the business of both parties.

Major transaction

Cathay Pacific Aircraft Services Limited ("CPAS"), a wholly owned subsidiary of the Company, entered into agreements with The Boeing Company on 8th November 2007 for the acquisition of seven Boeing 777-300ER aircraft and 10 Boeing 747-8F freighters. This transaction constituted a major transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in respect of which an announcement dated 8th November 2007 was published and a circular dated 21st November 2007 was sent to shareholders.

Discloseable transactions

CPAS entered into an agreement with The Boeing Company on 7th August 2007 for the acquisition of five Boeing 777-300ER aircraft. This transaction constituted a discloseable transaction under the Listing Rules in respect of which an announcement dated 7th August 2007 was published and a circular dated 22nd August 2007 was sent to shareholders.

CPAS entered into an agreement with Airbus S.A.S. on 6th December 2007 for the acquisition of eight Airbus A330-300 aircraft. This transaction constituted a discloseable transaction under the Listing Rules in respect of which an announcement dated 6th December 2007 was published and a circular dated 21st December 2007 was sent to shareholders.

Continuing connected transactions

During the year ended 31st December 2007, the Group had the following continuing connected transactions, details of which are set out below:

(a) Pursuant to an agreement dated 17th October 2002 (the "DHL Services Agreement") with DHL International GmbH (formerly DHL International Limited) ("DHL"), AHK provides to DHL services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's door to door air express

Directors' Report

materials. Payment is made in cash by DHL to AHK against invoice presented monthly within 30 days from the date of receipt of the invoice. The term of the DHL Services Agreement is from 17th October 2002 to 31st December 2018.

DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK. The transactions under the DHL Services Agreement are continuing connected transactions in respect of which announcements dated 17th October 2002, 27th June 2005 and 12th March 2007 were published and circulars dated 12th July 2005 and 21st March 2007 were sent to shareholders.

The fees payable by DHL to AHK under the DHL Services Agreement totalled HK$1,578 million for the year ended 31st December 2007.

(b) Pursuant to the amendments made to the Cargo Capacity (Network Block Space) Agreement ("BSA") and Network Cargo Joint Sales Agreement ("JSA") both dated 6th December 1999, the Company provided cargo capacity for the carriage of DHL's air express materials between Hong Kong and Beijing, Nagoya and Shanghai and acted as the agent for DHL to sell reserved space surplus to DHL's requirements. Payment was made in cash by DHL to the Company against an invoice presented at the end of each two-week period within 21 days from the date of the invoice. The term of the BSA and JSA (as amended) was from 6th March 2000 and expired on 31st December 2007.

DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK. The transactions under the BSA and JSA were continuing connected transactions in respect of which announcements dated 19th April 2005 and 28th February 2007 were published.

The fees and commissions payable by DHL to the Company under the BSA and JSA totalled HK$131 million for the year ended 31st December 2007.

(c) Pursuant to an agreement dated 1st December 2004 ("JSSHK Services Agreement") with JSSHK, JSSHK provides services to the Company and its subsidiaries. The services comprise advice and expertise of the directors and senior officers of the Swire group including (but not limited to) assistance in negotiating with regulatory and other governmental or official bodies, full or part time services of members of the staff of the Swire group, other administrative and similar services and such other services as may be agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The fees for each year are payable in cash in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment. The Company also reimburses the Swire group for all the expenses incurred in the provision of the services at cost.

The current term of the JSSHK Services Agreement is from 1st January 2008 to 31st December 2010 and is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

Swire is the holding company of Swire Pacific which owns approximately 40% of the issued capital of the Company and JSSHK, a wholly-owned subsidiary of Swire, is therefore a connected person of the Company under the Listing Rules. The transactions under the JSSHK Services Agreement are continuing connected transactions in respect of which announcements dated 1st December 2004 and 1st October 2007 were published.

For the year ended 31st December 2007, the fees payable by the Company to JSSHK under the JSSHK Services Agreement totalled HK$182 million and expenses of HK$108 million were reimbursed at cost.

Directors' Report

(d) Pursuant to an agreement dated 31st May 2005 ("PCCW Services Agreement") between Cathay Pacific Loyalty Programmes Limited ("CPLP") with PCCW Teleservices (Hong Kong) Limited ("Teleservices"), Teleservices provides services to CPLP. The services comprise the provision of a service centre and handling of customer calls and related administration for the Company's frequent flyer and customer loyalty programmes. In return for the services, CPLP pays to Teleservices a monthly charge based on cost plus a margin. Teleservices is paid an additional margin upon the achievement of certain performance criteria and efficiency targets, and deductions are imposed for underachievement. Payment is made in cash by CPLP within 45 days from the date of receipt of Teleservices' invoice. The term of the PCCW Services Agreement is from 1st June 2005 to 31st May 2008.

Teleservices is an indirect wholly owned subsidiary of PCCW Limited which indirectly holds a 37% equity interest in the Company's subsidiary Abacus Distribution Systems (Hong Kong) Limited. Teleservices is therefore a connected person of the Company under the Listing Rules. The transactions under the PCCW Services Agreement are continuing connected transactions in respect of which an announcement dated 31st May 2005 was published.

The fees payable by CPLP to Teleservices under the PCCW Services Agreement totalled HK$75 million for the year ended 31st December 2007.

(e) Pursuant to an agreement dated 26th February 2007 ("LHT Aircraft Maintenance Agreement") with Lufthansa Technik AG ("LHT"), a subsidiary of Deutsche Lufthansa AG ("Lufthansa"), LHT provides aircraft component overhaul services to the Group. Payment is made in cash by the Company to LHT within 30 days upon receipt of the invoice. The term of the LHT Aircraft Maintenance Agreement is for five years ending on 31st December 2011. The LHT Aircraft Maintenance Agreement could be extended by further agreements for members of the Lufthansa group to provide aircraft line maintenance, aircraft base maintenance services and/or other related services to the Group.

LHT is a subsidiary of Lufthansa which indirectly holds a 40% equity interest in the Company's subsidiary CLS Catering Services Limited ("CLS"). LHT is therefore a connected person of the Company under the Listing Rules. The transactions under the LHT Aircraft Maintenance Agreement and further agreements are continuing connected transactions in respect of which an announcement dated 26th February 2007 was published.

The fees payable by the Group to the Lufthansa group under the LHT Aircraft Maintenance Agreement and further agreements totalled HK$90 million for the year ended 31st December 2007.

(f) Pursuant to an agreement dated 29th March 2007 ("LHT Engine Maintenance Agreement") with LHT, LHT provides aircraft engine maintenance services to the Group. Payment is made in cash by the Group to LHT within 30 days upon receipt of the invoice. The term of the LHT Engine Maintenance Agreement is for 10 years ending on 31st December 2016.

LHT is a subsidiary of Lufthansa which indirectly holds a 40% equity interest in the Company's subsidiary CLS. LHT is therefore a connected person of the Company under the Listing Rules. The transactions under the LHT Engine Maintenance Agreement are continuing connected transactions in respect of which an announcement dated 29th March 2007 was published.

The fees payable by the Group to LHT under the LHT Engine Maintenance Agreement totalled HK$136 million for the year ended 31st December 2007.

Directors' Report

(g) Pursuant to a framework agreement dated 21st May 2007 ("Framework Agreement") with HAECO, HAECO and its subsidiaries ("HAECO group") provide services to the Group's aircraft fleets. The services include line maintenance, base maintenance, comprehensive stores and logistics support, component and avionics overhaul, material supply, engineering services and ancillary services at Hong Kong International Airport, Xiamen or other airports. Payment is made in cash by the Group to HAECO group within 30 days upon receipt of the invoice. The term of the Framework Agreement is for 10 years ending on 31st December 2016.

HAECO is a connected person of the Company by virtue of it being an associate of the Company's substantial shareholder Swire Pacific. The transactions under the Framework Agreement are continuing connected transactions in respect of which an announcement dated 21st May 2007 was published and a circular dated 31st May 2007 was sent to shareholders.

The fees payable by the Group to HAECO group under the Framework Agreement totalled HK$1,831 million for the year ended 31st December 2007.

The independent non-executive Directors, who are not interested in any connected transactions with the Group, have reviewed and confirmed that the continuing connected transactions as set out above have been entered into by the Group:

(a) in the ordinary and usual course of business of the Group;

(b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(c) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also reviewed these transactions and confirmed to the Board that:

(a) they have been approved by the Board of the Company;

(b) they are in accordance with the pricing policies of the Group (if the transactions involve provision of goods or services by the Group);

(c) they have been entered into in accordance with the relevant agreements governing the transactions; and

(d) they have not exceeded the relevant annual caps disclosed in previous announcements.

Major customers and suppliers

6.3% of sales and 25.7% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 1.6% of sales were made to the Group's largest customer while 7.5% of purchases were made from the Group's largest supplier.

Directors

Augustus Tang and John Slosar were appointed Directors on 1st January and 1st July 2007 respectively. All the other present Directors of the Company whose names are listed on pages 28 and 29 served throughout the year. Philip Chen was elected Deputy Chairman on 1st July 2007. In addition, Davy Ho served as a Director until his resignation with effect from 1st July 2007.

Directors' Report

The Company has received from each of its independent non-executive Directors an annual confirmation of his independence pursuant to Listing Rule 3.13 and the Company still considers all its independent non-executive Directors to be independent.

Article 93 of the Company's Articles of Association provides for all the Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith, Martin Cubbon and James Hughes-Hallett retire this year and, being eligible, offer themselves for re-election.

John Slosar, having been appointed as a Director of the Company under Article 91 since the last Annual General Meeting, also retires and, being eligible, offers himself for election.

Each of the Directors has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of up to three years until his retirement under Article 91 or Article 93 of the Articles of Association of the Company, which will be renewed for a term of three years upon each election/ re-election. None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

Directors' fees paid to the independent non-executive Directors during the year totalled HK$1,400,000; they received no other emoluments from the Company or any of its subsidiaries.

Directors' interests

At 31st December 2007, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited and Hong Kong Aircraft Engineering Company Limited, its associated corporation (within the meaning of Part XV of the SFO):

	No. of shares	Percentage of issued capital
Cathay Pacific Airways Limited		
Philip Chen	9,000	0.00023
Tony Tyler	5,000	0.00013
Hong Kong Aircraft Engineering Company Limited		
John Slosar	6,400	0.00385

Other than as stated above, no Director or chief executive of Cathay Pacific Airways Limited had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares (including options) and debentures of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

Directors' interests in competing business

Pursuant to Rule 8.10 of the Listing Rules, Christopher Pratt, Philip Chen and Li Jiaxiang have disclosed that they were directors of Air China during the year. Air China competes or is likely to compete, either directly or indirectly, with the businesses of the Company as it operates airline services to certain destinations which are also served by the Company.

Directors' Report

Substantial shareholders

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 31st December 2007 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

	No. of shares	Percentage of issued capital	Type of interest (Note)
1. Air China Limited	2,948,122,554	74.82	Attributable interest (a)
2. China National Aviation Holding Company	2,948,122,554	74.82	Attributable interest (b)
3. CITIC Pacific Limited	2,948,122,554	74.82	Attributable interest (a)
4. Swire Pacific Limited	2,948,122,554	74.82	Attributable interest (a)
5. John Swire & Sons Limited	2,948,122,554	74.82	Attributable interest (c)

Note: At 31st December 2007:

(a) Under Section 317 of the SFO, each of Air China, China National Aviation Company Limited ("CNAC"), CITIC Pacific and Swire Pacific, being a party to the Shareholders' Agreement in relation to the Company dated 8th June 2006, was deemed to be interested in a total of 2,948,122,554 shares of the Company, comprising:

(i) 1,572,332,028 shares directly held by Swire Pacific;

(ii) 687,895,263 shares indirectly held by CITIC Pacific and its wholly owned subsidiary Super Supreme Company Limited, comprising the following shares held by their wholly owned subsidiaries: 286,451,154 shares held by Custain Limited, 189,976,645 shares held by Grand Link Investments Holdings Ltd., 21,809,399 shares held by Perfect Match Assets Holdings Ltd., and 189,658,065 shares held by Smooth Tone Investments Ltd.; and

(iii) 687,895,263 shares indirectly held by Air China and its subsidiaries CNAC and Total Transform Group Limited, comprising the following shares held by their wholly owned subsidiaries: 288,596,335 shares held by Angel Paradise Ltd., 191,922,273 shares held by Easerich Investments Inc. and 207,376,655 shares held by Motive Link Holdings Inc.

(b) China National Aviation Holding Company is deemed to be interested in a total of 2,948,122,554 shares of the Company, in which its subsidiary Air China is deemed interested.

(c) Swire and its wholly owned subsidiary JSSHK are deemed to be interested in a total of 2,948,122,554 shares of the Company by virtue of the Swire group's direct or indirect interest in shares of Swire Pacific representing approximately 35.74% of the issued capital and approximately 55.43% of the voting rights.

Public float

From information publicly available to the Company and within the knowledge of its Directors, at least 25% of the Company's total issued share capital are held by the public at all times.

Auditors

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as Auditors to the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board

Christopher Pratt
Chairman
Hong Kong, 5th March 2008

Corporate Governance

Cathay Pacific is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the year with all the code provisions set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules. The Company has also put in place corporate governance practices to meet most of the recommended best practices in the CG Code.

The Board of Directors

The Board is chaired by Christopher Pratt (the "Chairman"). There are five executive Directors and 12 non-executive Directors, four of whom are independent. Names and other details of the Directors are given on pages 28 and 29 of this report. All Directors are able to take independent professional advice in furtherance of their duties if necessary. The independent non-executive Directors are high calibre executives with diversified industry expertise and serve the important function of providing adequate checks and balances for safeguarding the interests of shareholders and the Company as a whole.

To ensure a balance of power and authority, the role of the Chairman is separate from that of the Chief Executive ("CE"). The current CE is Tony Tyler. The Board regularly reviews its structure, size and composition to ensure its expertise and independence are maintained. It also identifies and nominates qualified individuals, who are expected to have such expertise to make a positive contribution to the performance of the Board, to be additional Directors or fill Board vacancies as and when they arise. A Director appointed by the Board to fill a casual vacancy is subject to election of shareholders at the first general meeting after his appointment and all Directors have to retire at the third annual general meeting following their election by ordinary resolution, but are eligible for re-election.

All Directors disclose to the Board on their first appointment their interests as director or otherwise in other companies or organisations and such declarations of interests are updated annually. When the Board considers any proposal or transaction in which a Director has a conflict of interest, he declares his interest and is required to abstain from voting.

The Board is accountable to the shareholders for leading the Company in a responsible and effective manner. It determines the overall strategies, monitors and controls operating and financial performance and sets appropriate policies to manage risks in pursuit of the Company's strategic objectives. It is also responsible for presenting a balanced, clear and understandable assessment of the financial and other information contained in the Company's accounts, announcements and other disclosures required under the Listing Rules or other statutory requirements. Day-to-day management of the Company's business is delegated to the CE. Matters reserved for the Board are those affecting the Company's overall strategic policies, finances and shareholders. These include: financial statements, dividend policy, significant changes in accounting policy, the annual operating budgets, material contracts, major financing arrangements, major investments, risk management strategy and treasury policies. The functions of the Board and the powers delegated to the CE are reviewed periodically to ensure that they remain appropriate. The Board has established the following committees: the Board Safety Review Committee, the Executive Committee, the Finance Committee, the Remuneration Committee and the Audit Committee, the latter two with the participation of independent non-executive Directors.

The Board of Directors held seven meetings during 2007, the attendance of which, taking into account dates of appointment or resignation, was as follows:

Christopher Pratt (7/7), Robert Atkinson (6/7), Philip Chen (7/7), Martin Cubbon (6/7), Henry Fan (5/7), Davy Ho (4/4), James Hughes-Hallett (6/7), Peter Lee (6/7), Li Jiaxiang (0/7), Vernon Moore (7/7), Raymond Or (7/7), John Slosar (3/3), Jack So (7/7), Augustus Tang (7/7), Tony Tyler (6/7), Tung Chee Chen (5/7), Robert Woods (5/7) and Zhang Lan (4/7); Leslie Chang (alternate to Henry Fan) (2/2).

Securities Transactions

The Company has adopted codes of conduct regarding securities transactions by Directors (the "Securities Code") and relevant employees (as defined in the CG

Corporate Governance

Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules. A copy of the Securities Code is sent to each Director of the Company first on his appointment and thereafter twice annually, one month before the date of the board meeting to approve the Company's half-year result and annual result, with a reminder that the Director cannot deal in the securities and derivatives of the Company until after such results have been published.

Under the Securities Code, Directors of the Company are required to notify the Chairman and receive a dated written acknowledgement before dealing in the securities and derivatives of the Company and, in the case of the Chairman himself, he must notify the Chairman of the Audit Committee and receive a dated written acknowledgement before any dealing.

On specific enquiries made, all Directors have confirmed that they have complied with the required standard set out in the Model Code throughout the year.

Directors' interests as at 31st December 2007 in the shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) are set out on page 35.

Board Safety Review Committee

The Board Safety Review Committee reviews and reports to the Board on safety issues. It meets three times a year and comprises two executive Directors, the CE and John Slosar, two non-executive Directors, Vernon Moore and Jack So, three executive officers, Christopher Gibbs, Nick Rhodes and Quince Chong, the General Manager Flying, Captain Richard Hall and the Head of Corporate Safety, Richard Howell. It is chaired by the immediate past Director Flight Operations, Ken Barley.

Executive Committee

The Executive Committee is chaired by the CE and comprises three executive Directors, John Slosar, Robert Atkinson and Augustus Tang, and four non-executive Directors, Martin Cubbon, Li Jiaxiang, Vernon Moore and Zhang Lan. It meets monthly and is responsible to the Board for overseeing and setting the strategic direction of the Company.

Management Committee

The Management Committee meets once a month and is responsible to the Board for overseeing the day-to-day operation of the Company. It is chaired by the CE and comprises three executive Directors, John Slosar, Robert Atkinson and Augustus Tang, and all seven executive officers, James Barrington, William Chau, Quince Chong, Christopher Gibbs, Ronald Mathison, Edward Nicol and Nick Rhodes.

Finance Committee

The Finance Committee meets monthly to review the financial position of the Company and is responsible for establishing the financial risk management policy. It is chaired by the CE and comprises three executive Directors, John Slosar, Robert Atkinson and Augustus Tang, three non-executive Directors, Martin Cubbon, Vernon Moore and Zhang Lan, the General Manager Corporate Finance, Keith Fung, and an independent representative from the financial community. Reports on its decisions and recommendations are presented at Board meetings.

Remuneration Committee

The Remuneration Committee comprises two independent non-executive Directors, Peter Lee and Tung Chee Chen, and is chaired by the Company's past Chairman, James Hughes-Hallett who is also a non-executive Director.

Under the Services Agreement between the Company and JSSHK, which has been considered in detail and approved by the Directors of the Board who are not connected with the Swire group, staff at various levels, including executive Directors, are seconded to the Company. Those staff report to and take instructions from the Board of the Company but remain employees of Swire.

In order to be able to attract and retain international staff of suitable calibre, the Swire group provides a competitive remuneration package. This comprises salary, housing, provident fund, leave passage and education allowances and, after three years' service, a bonus related to the profit of the overall Swire group. The provision of housing affords ease of relocation either within Hong Kong or elsewhere in accordance

Corporate Governance

with the needs of the business and as part of the training process whereby managers gain practical experience in various businesses within the Swire group, and payment of bonuses on a group-wide basis enables postings to be made to group companies with very different profitability profiles. Whilst bonuses are calculated by reference to the profits of the Swire group overall, a significant part of such profits are usually derived from the Company.

Although the remuneration of these executives is not entirely linked to the profits of the Company, it is considered that, given the volatility of the aviation business, this has contributed considerably to the maintenance of a stable, motivated and high-calibre senior management team in the Company. Furthermore, as a substantial shareholder of the Company, it is in the best interest of Swire to see that executives of high quality are seconded to and retained within the Company.

A number of Directors and senior staff with specialist skills are employed directly by the Company on similar terms.

This policy and the levels of remuneration paid to executive Directors of the Company were reviewed by the Remuneration Committee. At its meeting in November, the Remuneration Committee considered a report prepared for it by independent consultants, Mercer Human Resources Consulting Limited, which confirmed that the remuneration of the Company's executive Directors was in line with comparators in peer group companies. The Committee approved individual Directors' remuneration packages to be paid in respect of 2008.

No Director takes part in any discussion about his own remuneration. The remuneration of independent non-executive Directors is determined by the Board in consideration of the complexity of the business and the responsibility involved.

Annual fees of independent non-executive Directors in 2007 were as follows:

Director's fee	HK$200,000
Fee for serving as Audit Committee chairman	HK$200,000
Fee for serving as Audit Committee member	HK$150,000
Fee for serving as Remuneration Committee chairman	HK$65,000
Fee for serving as Remuneration Committee member	HK$50,000

The Remuneration Committee held two meetings during 2007, the attendance of which was as follows:

James Hughes-Hallett (2/2), Peter Lee (2/2) and Tung Chee Chen (1/2).

Audit Committee

The Audit Committee is responsible to the Board and consists of four non-executive Directors, three of whom are independent. The members currently are Peter Lee, Vernon Moore and Jack So. It is chaired by an independent non-executive Director, Raymond Or.

The Committee reviewed the completeness, accuracy and fairness of the Company's reports and accounts and provided assurance to the Board that these comply with accounting standards, stock exchange and legal requirements. The Committee also reviewed the adequacy and effectiveness of the internal control and risk management systems. It reviewed the work done by the internal and external auditors, the relevant fees and terms, results of audits performed by the external auditors and appropriate actions required on significant control weaknesses. The external auditors, the Finance Director and the Internal Audit Manager also attended these meetings.

The Audit Committee held three meetings during 2007, the attendance of which, taking into account dates of appointment or resignation, was as follows:

Peter Lee (3/3), Vernon Moore (1/1), Raymond Or (3/3), Jack So (2/3) and Zhang Lan (0/2).

Expenditure Control Committee

The Expenditure Control Committee meets monthly to evaluate and approve capital expenditure. It is chaired by one executive Director, John Slosar and comprises two executive Directors, Robert Atkinson and Augustus Tang.

Corporate Governance

Internal Control and Internal Audit

The internal control system has been designed to safeguard corporate assets, maintaining proper accounting records and ensure transactions are executed in accordance with management's authorisation. The system comprises a well-established organisational structure and comprehensive policies and standards.

The Internal Audit Department provides an independent review of the adequacy and effectiveness of the internal control system. The audit plan, which is prepared based on risk assessment methodology, is discussed and agreed every year with the Audit Committee. In addition to its agreed annual schedule of work, the Department conducts other special reviews as required. The Internal Audit Manager has direct access to the Audit Committee. Audit reports are sent to the Chief Operating Officer, the Finance Director, external auditors and the relevant management of the auditee department. A summary of major audit findings is reported quarterly to the Board and reviewed by the Audit Committee. As a key criterion of assessing the effectiveness of the internal control system, the Board and the Committee actively monitor the number and seriousness of findings raised by the Internal Audit Department and also the corrective actions taken by relevant departments.

Detailed control guidelines have been set and made available to all employees of the Company regarding handling and dissemination of corporate data which is price sensitive.

Systems and procedures are in place to identify, control and report on major risks, including business, safety, legal, financial, environmental and reputational risks. Exposures to these risks are monitored by the Board with the assistance of various committees and senior management.

The Board is responsible for the system of internal control and for reviewing its effectiveness. For the year under review, the Board considered that the Company's internal control system is adequate and effective and the Company has complied with the code provisions on internal control of the CG Code.

External Auditors

The external auditors are primarily responsible for auditing and reporting on the annual accounts. In 2007 the total remuneration paid to the external auditors was HK$28 million, being HK$10 million for audit and HK$18 million for tax advice.

Airline Safety Review Committee

The Airline Safety Review Committee meets monthly to review the Company's exposure to operational risk. It reviews the work of the Cabin Safety Review Committee, the Operational Ramp Safety Committee and the Engineering Mandatory Occurrence Report Meeting. It is chaired by the Head of Corporate Safety and comprises Directors and senior management of all operational departments as well as senior management from the ground handling company, HAS, and the aircraft maintenance company, HAECO.

Investor Relations

The Company continues to enhance relationships and communication with its investors. Extensive information about the Company's performance and activities is provided in the Annual Report and the Interim Report which are sent to shareholders. Regular dialogue with institutional investors and analysts is in place to keep them abreast of the Company's development. Inquiries from investors are dealt with in an informative and timely manner. All shareholders are encouraged to attend the annual general meeting to discuss matters relating to the Company. Any inquiries from shareholders can be addressed to the Corporate Communication Department whose contact details are given on page 96.

In order to promote effective communication, the Company maintains its website at *www.cathaypacific.com* on which financial and other information relating to the Company and its business is disclosed.

Shareholders may request an extraordinary general meeting to be convened in accordance with Section 113 of the Companies Ordinance.

Independent Auditor's Report

To the shareholders of Cathay Pacific Airways Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of Cathay Pacific Airways Limited (the "Company") set out on pages 42 to 89, which comprise the consolidated and company balance sheets as at 31st December 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the accounts

The Directors of the Company are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these accounts based on our audit. This report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the Group and of the Company as at 31st December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince's Building

10 Chater Road

Central, Hong Kong

5th March 2008

Principal Accounting Policies

1. Basis of accounting

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRS") (which include all applicable Hong Kong Accounting Standards ("HKAS"), Hong Kong Financial Reporting Standards and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). These accounts also comply with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The measurement basis used is historical cost modified by the use of fair value for certain financial assets and liabilities as explained in accounting policies 8, 9, 10 and 12 below.

The preparation of the accounts in conformity with HKFRS requires management to make certain estimates and assumptions which affect the amounts of fixed assets, intangible assets, long-term investments, retirement benefit obligations and taxation included in the accounts. These estimates and assumptions are continually re-evaluated and are based on management's expectations of future events which are considered to be reasonable.

There have been no significant changes to the accounting policies applied in these accounts for the years presented. However, as a result of the adoption of HKFRS 7 "Financial Instruments: Disclosures" and the early adoption of HKFRS 8 "Operating Segments", there are additional disclosures provided in notes 2, 3, 17 and 28 to the accounts.

2. Basis of consolidation

The consolidated accounts incorporate the accounts of the Company and its subsidiaries made up to 31st December together with the Group's share of the results and net assets of its associates. Subsidiaries are entities controlled by the Group. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

The results of subsidiaries are included in the consolidated profit and loss account. Where interests have been bought or sold during the year, only those results relating to the period of control are included in the accounts.

Goodwill represents the excess of the cost of subsidiaries and associates over the fair value of the Group's share of the net assets at the date of acquisition. Goodwill is recognised at cost less accumulated impairment losses. Goodwill arising from the acquisition of subsidiaries is allocated to cash-generating units and is tested annually for impairment.

On disposal of a subsidiary or associate, goodwill is included in the calculation of any gain or loss.

Minority interests in the consolidated balance sheet comprise the outside shareholders' proportion of the net assets of subsidiaries and are treated as a part of equity. In the profit and loss account, minority interests are disclosed as an allocation of the profit for the year.

In the Company's balance sheet investments in subsidiaries are stated at cost less any impairment loss recognised. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

3. Associates

Associates are those companies, not being subsidiaries, in which the Group holds a substantial long-term interest in the equity share capital and over which the Group is in a position to exercise significant management influence.

The consolidated profit and loss account includes the Group's share of results of associates as reported in their accounts made up to dates not earlier than three months prior to 31st December. In the consolidated balance sheet investments in associates represent the Group's share of net assets, goodwill arising on acquisition of the associates (less any impairment) and loans to those companies.

In the Company's balance sheet, investments in associates are stated at cost less any impairment loss recognised and loans to those companies.

Principal Accounting Policies

4. Foreign currencies

Foreign currency transactions entered into during the year are translated into Hong Kong dollars at the market rates ruling at the relevant transaction dates whilst the following items are translated at the rates ruling at the balance sheet date:

(a) foreign currency denominated financial assets and liabilities.

(b) the balance sheets of foreign subsidiaries and associates.

Exchange differences arising on the translation of foreign currencies into Hong Kong dollars are reflected in the profit and loss account except that:

(a) unrealised exchange differences on foreign currency denominated financial assets and liabilities, as described in accounting policies 8, 9 and 10 below, that qualify as effective cash flow hedge instruments under HKAS 39 "Financial Instruments: Recognition and Measurement" are recognised directly in equity via the Statement of Changes in Equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged item affects the profit and loss.

(b) unrealised differences on net investments in foreign subsidiaries and associates (including intra-Group balances of an equity nature) and related long-term liabilities are taken directly to equity.

5. Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation and impairment.

Depreciation of fixed assets is calculated on a straight line basis to write down cost over anticipated useful lives to estimated residual value as follows:

Passenger aircraft	over 20 years to residual value of between 0% to 10% of cost
Freighter aircraft	over 20-27 years to residual value of between 0% to 20% of cost
Other equipment	over 3-7 years to nil residual value
Buildings	over the lease term of the leasehold land to nil residual value

Major modifications to aircraft and reconfiguration costs are capitalised as part of aircraft cost and are depreciated over periods of up to 10 years.

The depreciation policy and the carrying amount of fixed assets are reviewed annually taking into consideration factors such as changes in fleet composition, current and forecast market values and technical factors which affect the life expectancy of the assets. Any impairment in value is recognised by writing down the carrying amount to estimated recoverable amount which is the higher of the value in use (the present value of future cash flows) and the net selling price.

6. Leased assets

Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if they had been purchased outright at fair market value and the corresponding liabilities to the lessor, net of interest charges, are included as obligations under finance leases.

Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases.

Operating lease payments and income are charged and credited respectively to the profit and loss account on a straight line basis over the life of the related lease.

7. Intangible assets

Intangible assets comprise goodwill arising on consolidation and expenditure on computer system development. The accounting policy for goodwill is outlined in accounting policy 2 on page 42.

Expenditure on computer system development which gives rise to economic benefits is capitalised as part of intangible assets and is amortised on a straight line basis over its useful life not exceeding a period of four years.

Principal Accounting Policies

8. Financial assets

Other long-term receivables, bank and security deposits, trade and other short-term receivables are categorised as loans and receivables and are stated at amortised cost less impairment loss.

Where long-term investments held by the Group are designated as available-for-sale financial assets, these investments are stated at fair value. Any change in fair value is recognised in the investment revaluation reserve. On disposal or if there is evidence that the investment is impaired, the cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

Funds with investment managers and other liquid investments which are managed and evaluated on a fair value basis are designated as at fair value through profit and loss.

The accounting policy for derivative financial assets is outlined in accounting policy 10.

Financial assets are recognised or derecognised by the Group on the date when the purchase or sale of the assets occurs.

Interest income from financial assets is recognised as it accrues while dividend income is recognised when the right to receive payment is established.

9. Financial liabilities

Long-term loans, finance lease obligations and trade and other payables are stated at amortised cost or designated as at fair value through profit and loss.

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off, in order to reflect the overall commercial effect of the arrangements. Such netting off occurs where there is a current legally enforceable right to set off the liability and the deposit and the Group intends either to settle on a net basis or to realise the deposit and settle the liability simultaneously. For transactions entered into before 2005, such netting off occurs where there is a right to insist on net settlement of the liability and the deposit including situations of default and where that right is assured beyond doubt, thereby reflecting the substance and economic reality of the transactions.

The accounting policy for derivative financial liabilities is outlined in accounting policy 10.

Financial liabilities are recognised or derecognised when the contracted obligations are incurred or extinguished.

Interest expenses incurred under financial liabilities are calculated and recognised using the effective interest method.

10. Derivative financial instruments

Derivative financial instruments are used solely to manage exposures to fluctuations in foreign exchange rates, interest rates and jet fuel prices in accordance with the Group's risk management policies. The Group does not hold or issue derivative financial instruments for trading purposes.

All derivative financial instruments are recognised at fair value in the balance sheet. Where derivative financial instruments are designated as effective hedging instruments under HKAS 39 and hedge exposure to fluctuations in foreign exchange rates, interest rates or jet fuel prices, any fair value change is accounted for as follows:

(a) the portion of the fair value change that is determined to be an effective cash flow hedge is recognised directly in equity via the Statement of Changes in Equity and is included in the profit and loss account as an adjustment to revenue, net finance charges or fuel expense in the same period or periods during which the hedged transaction affects the profit and loss.

(b) the ineffective portion of the fair value change is recognised in the profit and loss account immediately.

Derivatives which do not qualify as hedging instruments under HKAS 39 are accounted for as held for trading financial instruments and any fair value change is recognised in the profit and loss account immediately.

11. Fair value measurement

Fair value of financial assets and financial liabilities is determined either by reference to quoted market values or by discounting future cash flows using market interest rates for similar instruments.

Principal Accounting Policies

12. Retirement benefits

Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs.

The retirement benefit obligation in respect of defined benefit retirement plans refers to the obligation less the fair value of plan assets where the obligation is calculated by estimating the present value of the expected future payments required to settle the benefit that employees have earned using the projected unit credit method. Actuarial gains and losses are not recognised unless their cumulative amounts exceeds either 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets whichever is greater. The amount exceeding this corridor is recognised on a straight line basis over the expected average remaining working lives of the employees participating in the plans.

13. Deferred taxation

Provision for deferred tax is made on all temporary differences.

Deferred tax assets relating to unused tax losses and deductible temporary differences are recognised to the extent that it is probable that future taxable profits will be available against which these unused tax losses and deductible temporary differences can be utilised.

In addition, where initial cash benefits have been received in respect of certain lease arrangements, provision is made for the future obligation to make tax payments.

14. Stock

Stock held for consumption is valued either at cost or weighted average cost less any applicable allowance for obsolescence. Stock held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

15. Revenue recognition

Passenger and cargo sales are recognised as revenue when the transportation service is provided. The value of unflown passenger and cargo sales is recorded as unearned transportation revenue. Income from catering and other services is recognised when the services are rendered.

16. Maintenance and overhaul costs

Replacement spares and labour costs for maintenance and overhaul of aircraft are charged to the profit and loss account on consumption and as incurred respectively.

17. Frequent-flyer programme

The Company operates a frequent-flyer programme called Asia Miles (the "programme"). The incremental cost of providing awards in exchange for redemption of miles earned by members is accrued as an operating cost and a liability after allowing for miles which are not expected to be redeemed. As members redeem their miles the liability is reduced to reflect the reduction in the outstanding obligation.

The Company sells miles to participating partners in the programme. That portion of revenue earned from miles sold which is expected to be redeemed on the Group's flights is deferred and amortised to the profit and loss account over the expected redemption period.

18. Related parties

Related parties are considered to be related to the Group if the party has the ability, directly or indirectly, to control the Group or exercise significant influence over the Group in making financial and operating decisions or where the Group and the party are subject to common control. The Group's associates, joint ventures and key management personnel are also considered to be related parties of the Group.

Consolidated Profit and Loss Account

for the year ended 31st December 2007

	Note	2007 HK$M	2006 HK$M	2007 US$M	2006 US$M
Turnover					
Passenger services		**45,129**	35,155	**5,786**	4,507
Cargo services		**16,238**	14,251	**2,082**	1,827
Catering, recoveries and other services		**13,991**	11,377	**1,793**	1,459
Total turnover	1	**75,358**	60,783	**9,661**	7,793
Expenses					
Staff		**(12,142)**	(9,950)	**(1,557)**	(1,276)
Inflight service and passenger expenses		**(2,903)**	(2,347)	**(372)**	(301)
Landing, parking and route expenses		**(9,950)**	(8,066)	**(1,276)**	(1,034)
Fuel		**(24,624)**	(20,214)	**(3,157)**	(2,592)
Aircraft maintenance		**(6,830)**	(5,330)	**(875)**	(683)
Aircraft depreciation and operating leases		**(6,369)**	(5,283)	**(817)**	(677)
Other depreciation and operating leases		**(998)**	(862)	**(128)**	(111)
Commissions		**(860)**	(668)	**(110)**	(86)
Others		**(2,943)**	(2,845)	**(377)**	(364)
Operating expenses		**(67,619)**	(55,565)	**(8,669)**	(7,124)
Operating profit	3	**7,739**	5,218	**992**	669
Finance charges		**(2,451)**	(1,818)	**(314)**	(233)
Finance income		**1,664**	1,353	**213**	173
Net finance charges	4	**(787)**	(465)	**(101)**	(60)
Share of profits of associates	12	**1,057**	301	**136**	39
Profit before tax		**8,009**	5,054	**1,027**	648
Taxation	5	**(799)**	(782)	**(103)**	(100)
Profit for the year		**7,210**	4,272	**924**	548
Profit attributable to					
Cathay Pacific shareholders	6	**7,023**	4,088	**900**	524
Minority interests		**187**	184	**24**	24
		7,210	4,272	**924**	548
Dividends					
Interim – paid	7	**985**	786	**126**	101
Special – paid	7	**–**	1,259	**–**	161
Final – proposed	7	**2,325**	1,260	**298**	162
		3,310	3,305	**424**	424
Earnings per share					
Basic	8	**178.3¢**	115.9¢	**22.9¢**	14.9¢
Diluted	8	**178.1¢**	115.7¢	**22.8¢**	14.8¢
Dividend per share	7	**84.0¢**	84.0¢	**10.8¢**	10.8¢

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 54 to 89 form part of these accounts.

Consolidated Balance Sheet

at 31st December 2007

	Note	2007 HK$M	2006 (restated) HK$M	2007 US$M	2006 (restated) US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	9	**62,388**	57,602	**7,999**	7,385
Intangible assets	10	**7,782**	7,749	**997**	993
Investments in associates	12	**10,054**	8,826	**1,289**	1,131
Other long-term receivables and investments	13	**3,519**	3,406	**451**	437
		83,743	77,583	**10,736**	9,946
Long-term liabilities		**(40,323)**	(33,956)	**(5,169)**	(4,353)
Related pledged security deposits		**7,833**	8,164	**1,004**	1,047
Net long-term liabilities	14	**(32,490)**	(25,792)	**(4,165)**	(3,306)
Retirement benefit obligations	15	**(268)**	(170)	**(35)**	(22)
Deferred taxation	16	**(6,771)**	(6,508)	**(868)**	(834)
		(39,529)	(32,470)	**(5,068)**	(4,162)
Net non-current assets		**44,214**	45,113	**5,668**	5,784
Current assets and liabilities					
Stock		**882**	789	**113**	101
Trade and other receivables	17	**11,376**	8,735	**1,458**	1,120
Liquid funds	18	**21,649**	15,624	**2,776**	2,003
		33,907	25,148	**4,347**	3,224
Current portion of long-term liabilities		**(4,788)**	(7,503)	**(614)**	(962)
Related pledged security deposits		**910**	1,352	**117**	173
Net current portion of long-term liabilities	14	**(3,878)**	(6,151)	**(497)**	(789)
Trade and other payables	19	**(14,787)**	(10,999)	**(1,896)**	(1,410)
Unearned transportation revenue		**(6,254)**	(4,671)	**(802)**	(599)
Taxation		**(2,475)**	(2,902)	**(317)**	(372)
		(27,394)	(24,723)	**(3,512)**	(3,170)
Net current assets		**6,513**	425	**835**	54
Net assets		**50,727**	45,538	**6,503**	5,838
CAPITAL AND RESERVES					
Share capital	20	**788**	787	**101**	101
Reserves	21	**49,761**	44,599	**6,379**	5,717
Funds attributable to Cathay Pacific shareholders		**50,549**	45,386	**6,480**	5,818
Minority interests		**178**	152	**23**	20
Total equity		**50,727**	45,538	**6,503**	5,838

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 54 to 89 form part of these accounts.

Christopher Pratt
Director

Henry Fan
Director

Hong Kong, 5th March 2008

Company Balance Sheet

at 31st December 2007

	Note	**2007 HK$M**	2006 HK$M	**2007 US$M**	2006 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	9	**45,637**	42,115	**5,851**	5,399
Intangible assets	10	**116**	83	**15**	11
Investments in subsidiaries	11	**24,909**	20,290	**3,193**	2,601
Investments in associates	12	**7,186**	6,972	**921**	894
Other long-term receivables and investments	13	**1,567**	1,500	**201**	192
		79,415	70,960	**10,181**	9,097
Long-term liabilities		**(34,289)**	(27,850)	**(4,396)**	(3,570)
Related pledged security deposits		**2,484**	2,412	**318**	309
Net long-term liabilities	14	**(31,805)**	(25,438)	**(4,078)**	(3,261)
Retirement benefit obligations	15	**(287)**	(203)	**(36)**	(26)
Deferred taxation	16	**(5,460)**	(5,085)	**(700)**	(652)
		(37,552)	(30,726)	**(4,814)**	(3,939)
Net non-current assets		**41,863**	40,234	**5,367**	5,158
Current assets and liabilities					
Stock		**790**	708	**101**	90
Trade and other receivables	17	**9,249**	6,400	**1,186**	821
Liquid funds	18	**7,622**	4,639	**977**	595
		17,661	11,747	**2,264**	1,506
Current portion of long-term liabilities		**(4,460)**	(6,640)	**(572)**	(851)
Related pledged security deposits		**17**	962	**2**	123
Net current portion of long-term liabilities	14	**(4,443)**	(5,678)	**(570)**	(728)
Trade and other payables	19	**(12,208)**	(8,872)	**(1,565)**	(1,137)
Unearned transportation revenue		**(5,838)**	(4,315)	**(748)**	(553)
Taxation		**(2,084)**	(2,634)	**(267)**	(338)
		(24,573)	(21,499)	**(3,150)**	(2,756)
Net current liabilities		**(6,912)**	(9,752)	**(886)**	(1,250)
Net assets		**34,951**	30,482	**4,481**	3,908
CAPITAL AND RESERVES					
Share capital	20	**788**	787	**101**	101
Reserves	21	**34,163**	29,695	**4,380**	3,807
Total equity		**34,951**	30,482	**4,481**	3,908

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 54 to 89 form part of these accounts.

Christopher Pratt
Director
Hong Kong, 5th March 2008

Henry Fan
Director

Consolidated Cash Flow Statement

for the year ended 31st December 2007

	Note	**2007 HK$M**	2006 HK$M	**2007 US$M**	2006 US$M
Operating activities					
Cash generated from operations	*22*	**16,101**	11,122	**2,064**	1,426
Dividends received from associates	*12*	**274**	241	**35**	31
Interest received		**322**	267	**41**	34
Net interest paid		**(1,454)**	(1,006)	**(186)**	(129)
Tax paid		**(2,075)**	(2,107)	**(266)**	(270)
Net cash inflow from operating activities		**13,168**	8,517	**1,688**	1,092
Investing activities					
Purchase of a subsidiary		**–**	94	**–**	12
Sales of fixed assets		**81**	58	**10**	7
Net (increase)/decrease in long-term receivables and investments		**(2)**	41	**–**	5
Receipts from repayment of loan and capital reduction from associates		**–**	1	**–**	–
Payments for fixed and intangible assets		**(9,801)**	(5,311)	**(1,256)**	(680)
Payment for investment in an associate		**(214)**	(4,082)	**(27)**	(523)
Net increase in liquid funds other than cash and cash equivalents		**(4,377)**	(110)	**(561)**	(14)
Net cash outflow from investing activities		**(14,313)**	(9,309)	**(1,834)**	(1,193)
Financing activities					
New financing		**7,217**	11,058	**925**	1,418
Net cash benefit from financing arrangements		**987**	358	**127**	46
Shares issued	*20*	**32**	52	**4**	7
Loan and finance lease repayments		**(3,710)**	(5,786)	**(476)**	(742)
Security deposits placed		**(111)**	(210)	**(14)**	(27)
Dividends paid – to shareholders		**(2,245)**	(2,992)	**(288)**	(384)
– to minority interests		**(161)**	(286)	**(21)**	(37)
Net cash inflow from financing activities		**2,009**	2,194	**257**	281
Increase in cash and cash equivalents		**864**	1,402	**111**	180
Cash and cash equivalents at 1st January		**5,767**	4,267	**739**	547
Effect of exchange differences		**142**	98	**18**	12
Cash and cash equivalents at 31st December	*23*	**6,773**	5,767	**868**	739

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 54 to 89 form part of these accounts.

Consolidated Statement of Changes in Equity

for the year ended 31st December 2007

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2006	787	28,200	16,241	906	(642)	62	45,554	152	45,706
Adjustment to fair values of assets and liabilities acquired in prior period	–	(207)	–	–	–	39	(168)	–	(168)
At 1st January 2007 (restated)	787	27,993	16,241	906	(642)	101	45,386	152	45,538
Changes in cash flow hedges									
– recognised during the year	–	–	–	–	(249)	–	(249)	–	(249)
– deferred tax recognised	–	–	–	–	16	–	16	–	16
– transferred to profit for the year	–	–	–	–	176	–	176	–	176
Revaluation surplus recognised during the year	–	–	–	162	–	–	162	–	162
Share of reserves of associates (note 21)	–	–	–	–	22	(331)	(309)	–	(309)
Exchange differences	–	–	–	–	–	557	557	–	557
Net gain/(loss) recognised directly in equity	–	–	–	162	(35)	226	353	–	353
Profit for the year	–	7,023	–	–	–	–	7,023	187	7,210
Total recognised profit/(loss) for the year	–	7,023	–	162	(35)	226	7,376	187	7,563
2006 final dividend	–	(1,260)	–	–	–	–	(1,260)	–	(1,260)
2007 interim dividend	–	(985)	–	–	–	–	(985)	–	(985)
Dividends paid to minority interests	–	–	–	–	–	–	–	(161)	(161)
Share options exercised	1	–	31	–	–	–	32	–	32
Total transactions with shareholders	1	(2,245)	31	–	–	–	(2,213)	(161)	(2,374)
At 31st December 2007	788	32,771	16,272	1,068	(677)	327	50,549	178	50,727

The notes on pages 54 to 89 form part of these accounts.

Consolidated Statement of Changes in Equity

for the year ended 31st December 2006

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit (restated) HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others (restated) HK$M	Total HK$M	HK$M	HK$M
At 1st January 2006	676	26,492	7,531	228	30	11	34,968	283	35,251
Acquisition of additional interest in subsidiaries and associates (restated)	–	405	–	(260)	–	39	184	–	184
Changes in cash flow hedges									
– recognised during the year	–	–	–	–	(679)	–	(679)	–	(679)
– deferred tax recognised	–	–	–	–	78	–	78	–	78
– transferred to profit for the year	–	–	–	–	(71)	–	(71)	–	(71)
Revaluation surplus/(deficit) recognised during the year	–	–	–	938	–	(40)	898	–	898
Exchange differences	–	–	–	–	–	91	91	–	91
Net gain/(loss) recognised directly in equity (restated)	–	405	–	678	(672)	90	501	–	501
Profit for the year	–	4,088	–	–	–	–	4,088	184	4,272
Total recognised profit/(loss) for the year (restated)	–	4,493	–	678	(672)	90	4,589	184	4,773
2005 final dividend	–	(947)	–	–	–	–	(947)	–	(947)
2006 interim dividend	–	(786)	–	–	–	–	(786)	–	(786)
2006 special dividend	–	(1,259)	–	–	–	–	(1,259)	–	(1,259)
Acquisition of minority interests	–	–	–	–	–	–	–	(29)	(29)
Dividends paid to minority interests	–	–	–	–	–	–	–	(286)	(286)
Issue of new shares	110	–	8,659	–	–	–	8,769	–	8,769
Share options exercised	1	–	51	–	–	–	52	–	52
Total transactions with shareholders	111	(2,992)	8,710	–	–	–	5,829	(315)	5,514
At 31st December 2006 (restated)	787	27,993	16,241	906	(642)	101	45,386	152	45,538

The notes on pages 54 to 89 form part of these accounts.

Company Statement of Changes in Equity

for the year ended 31st December 2007

	Share capital HK$M	Retained profit HK$M	Non-distributable Share premium HK$M	Non-distributable Investment revaluation reserve HK$M	Non-distributable Cash flow hedge reserve HK$M	Non-distributable Capital redemption reserve HK$M	Total equity HK$M
At 1st January 2007	**787**	**13,228**	**16,241**	**800**	**(595)**	**21**	**30,482**
Changes in cash flow hedges							
– recognised during the year	–	–	–	–	(113)	–	(113)
– deferred tax recognised	–	–	–	–	(6)	–	(6)
– transferred to profit for the year	–	–	–	–	170	–	170
Revaluation surplus recognised during the year	–	–	–	76	–	–	76
Net gain recognised directly in equity	–	–	–	76	51	–	127
Profit for the year	–	6,555	–	–	–	–	6,555
Total recognised profit for the year	–	6,555	–	76	51	–	6,682
2006 final dividend	–	(1,260)	–	–	–	–	(1,260)
2007 interim dividend	–	(985)	–	–	–	–	(985)
Share options exercised	1	–	31	–	–	–	32
Total transactions with shareholders	1	(2,245)	31	–	–	–	(2,213)
At 31st December 2007	**788**	**17,538**	**16,272**	**876**	**(544)**	**21**	**34,951**

The notes on pages 54 to 89 form part of these accounts.

Company Statement of Changes in Equity

for the year ended 31st December 2006

	Share capital HK$M	Retained profit HK$M	Non-distributable: Share premium HK$M	Non-distributable: Investment revaluation reserve HK$M	Non-distributable: Cash flow hedge reserve HK$M	Non-distributable: Capital redemption reserve HK$M	Total equity HK$M
At 1st January 2006	676	13,192	7,531	202	65	21	21,687
Changes in cash flow hedges							
– recognised during the year	–	–	–	–	(669)	–	(669)
– deferred tax recognised	–	–	–	–	78	–	78
– transferred to profit for the year	–	–	–	–	(69)	–	(69)
Revaluation surplus							
– recognised during the year	–	–	–	786	–	–	786
– transferred to investments in associates	–	–	–	(188)	–	–	(188)
Net gain/(loss) recognised directly in equity	–	–	–	598	(660)	–	(62)
Profit for the year	–	3,028	–	–	–	–	3,028
Total recognised profit/(loss) for the year	–	3,028	–	598	(660)	–	2,966
2005 final dividend	–	(947)	–	–	–	–	(947)
2006 interim dividend	–	(786)	–	–	–	–	(786)
2006 special dividend	–	(1,259)	–	–	–	–	(1,259)
Issue of new shares	110	–	8,659	–	–	–	8,769
Share options exercised	1	–	51	–	–	–	52
Total transactions with shareholders	111	(2,992)	8,710	–	–	–	5,829
At 31st December 2006	787	13,228	16,241	800	(595)	21	30,482

The notes on pages 54 to 89 form part of these accounts.

Notes to the Accounts

Profit and Loss Account

1. Turnover

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

2. Segment information

(a) Primary reporting by business segment

	Airline business		Non-airline business		Unallocated		Total	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M	**2007 HK$M**	2006 HK$M
Revenue								
Sales to external customers	**73,881**	59,401	**1,477**	1,382			**75,358**	60,783
Inter-segment sales	**24**	–	**1,209**	965			**1,233**	965
Segment revenue	**73,905**	59,401	**2,686**	2,347			**76,591**	61,748
Segment results	**7,471**	4,981	**268**	237			**7,739**	5,218
Net finance charges	**(803)**	(477)	**16**	12			**(787)**	(465)
	6,668	4,504	**284**	249			**6,952**	4,753
Share of profits of associates					**1,057**	301	**1,057**	301
Profit before tax							**8,009**	5,054
Taxation	**(752)**	(735)	**(47)**	(47)			**(799)**	(782)
Profit for the year							**7,210**	4,272
Assets and liabilities								
Segment assets	**105,869**	92,066	**1,727**	1,839			**107,596**	93,905
Investments in associates					**10,054**	8,826	**10,054**	8,826
Total assets	**105,869**	92,066	**1,727**	1,839	**10,054**	8,826	**117,650**	102,731
Segment liabilities	**66,513**	56,702	**410**	491			**66,923**	57,193
Net assets							**50,727**	45,538
Other segment information								
Depreciation and amortisation	**4,681**	4,120	**163**	175			**4,844**	4,295
Purchase of fixed and intangible assets	**9,722**	5,272	**79**	39			**9,801**	5,311

The Group's two reportable segments are classified according to the nature of the business. The airline business segment comprises the Group's passenger and cargo operations. The non-airline business segment includes mainly catering, ground and aircraft ramp handling services.

The major revenue earning asset is the aircraft fleet which is jointly used by the passenger and cargo services. Management considers that there is no suitable basis for allocating such assets and related operating costs between the two segments. Accordingly, passenger and cargo services are not disclosed as separate business segments.

Inter-segment sales are based on prices set on an arm's length basis.

Notes to the Accounts

Profit and Loss Account

2. **Segment information** *(continued)*

(b) Secondary reporting by geographical segment

	2007 HK$M	2006 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**32,906**	24,855
– Japan, Korea and Taiwan	**11,324**	9,757
South West Pacific and South Africa	**5,073**	4,015
South East Asia and Middle East	**7,722**	7,019
Europe	**8,707**	7,016
North America	**9,626**	8,121
	75,358	60,783

South West Pacific and South Africa includes Australia, New Zealand and Southern Africa. South East Asia and Middle East includes Singapore, Indonesia, Malaysia, Thailand, the Philippines, Vietnam, Indian sub-continent and Middle East. Europe includes Continental Europe, the United Kingdom, Scandinavia, Russia, Baltic and Turkey. North America includes U.S.A., Canada and Latin America.

Analysis of net assets by geographical segment:

The major revenue earning asset is the aircraft fleet which is registered in Hong Kong and is employed across its worldwide route network. Management considers that there is no suitable basis for allocating such assets and related liabilities to geographical segments. Accordingly, segment assets, segment liabilities and other segment information is not disclosed.

Notes to the Accounts

Profit and Loss Account

3. Operating profit

	2007 HK$M	2006 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	**1,811**	1,766
– Owned	**3,020**	2,489
Amortisation of intangible assets	**13**	40
Operating lease rentals		
– Land and buildings	**550**	434
– Aircraft and related equipment	**1,941**	1,379
– Others	**32**	37
Operating lease income		
– Aircraft and related equipment	**(276)**	(123)
Cost of stock expensed	**1,919**	1,552
Exchange differences	**(490)**	(271)
Auditors' remuneration	**10**	8
Net gains on financial assets and liabilities classified as held for trading	**(867)**	(278)
Net loss on financial assets and liabilities designated as at fair value through profit and loss	**257**	–
Income from unlisted investments	**(213)**	(166)
Income from listed investments	**(3)**	(25)

Notes to the Accounts

Profit and Loss Account

4. Net finance charges

	2007 HK$M	2006 HK$M
Net interest charges comprise:		
– Obligations under finance leases stated at amortised cost	**1,428**	1,434
– Obligations under finance leases designated as at fair value through profit and loss	**257**	–
– Interest income on related security deposits, notes and bonds	**(531)**	(609)
	1,154	825
– Bank loans and overdrafts	**624**	326
– Other loans wholly repayable within five years	**120**	58
	1,898	1,209
Income from liquid funds:		
– Funds with investment managers and other liquid investments	**(611)**	(462)
– Bank deposits and other receivables	**(322)**	(267)
	(933)	(729)
Financial derivatives:		
– Interest income	**(200)**	(15)
– Interest expenses	**22**	–
	(178)	(15)
	787	465

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. Taxation

	2007 HK$M	2006 HK$M
Current tax expenses		
– Hong Kong profits tax	**61**	61
– Overseas tax	**502**	362
– Under provisions for prior years	**37**	162
Deferred tax		
– Origination and reversal of temporary differences	**199**	197
	799	782

Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations (see note 27(d) to the accounts).

Notes to the Accounts

Profit and Loss Account

5. Taxation *(continued)*

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2007 HK$M	2006 HK$M
Consolidated profit before tax	**8,009**	5,054
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2006: 17.5%)	**(1,402)**	(884)
Expenses not deductible for tax purposes	**(57)**	(200)
Tax provisions under provided in prior years	**(37)**	(162)
Effect of different tax rates in overseas jurisdictions	**449**	292
Tax losses recognised	**59**	34
Income not subject to tax	**189**	138
Tax charge	**(799)**	(782)

Further information on deferred tax is shown in note 16 to the accounts.

6. Profit attributable to shareholders

Of the profit attributable to Cathay Pacific shareholders, a profit of HK$6,555 million (2006: HK$3,028 million) has been dealt with in the accounts of the Company.

7. Dividends

	2007 HK$M	2006 HK$M
2006 special dividend paid on 20th November 2006 of HK¢32 per share	**–**	1,259
2007 interim dividend paid on 2nd October 2007 of HK¢25 per share (2006: HK¢20 per share)	**985**	786
2007 final dividend proposed on 5th March 2008 of HK¢59 per share (2006: HK¢32 per share)	**2,325**	1,260
	3,310	3,305

8. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$7,023 million (2006: HK$4,088 million) by the daily weighted average number of shares in issue throughout the year of 3,938 million (2006: 3,526 million) shares and 3,942 million (2006: 3,533 million) shares respectively with the latter adjusted for the effects of the share options.

	2007 Million	2006 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,938**	3,526
Deemed issue of ordinary shares for no consideration	**4**	7
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,942**	3,533

Notes to the Accounts

Balance Sheet

9. Fixed assets

	Aircraft and related equipment		Other equipment		Buildings	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	Owned HK$M	Total HK$M
Group						
Cost						
At 1st January 2007	**48,262**	**41,722**	**2,687**	**547**	**5,202**	**98,420**
Exchange differences	**4**	**–**	**10**	**–**	**16**	**30**
Additions	**7,835**	**1,666**	**252**	**–**	**2**	**9,755**
Disposals	**(602)**	**–**	**(118)**	**–**	**(31)**	**(751)**
Transfers	**344**	**(344)**	**–**	**–**	**–**	**–**
At 31st December 2007	**55,843**	**43,044**	**2,831**	**547**	**5,189**	**107,454**
At 1st January 2006	35,270	41,110	2,329	547	4,522	83,778
Exchange differences	(1)	–	–	–	–	(1)
Additions	4,087	988	194	–	3	5,272
Purchase of a subsidiary	5,900	2,934	320	–	677	9,831
Disposals	(304)	–	(156)	–	–	(460)
Transfers	3,310	(3,310)	–	–	–	–
At 31st December 2006	48,262	41,722	2,687	547	5,202	98,420
Accumulated depreciation						
At 1st January 2007	**23,408**	**13,501**	**1,736**	**305**	**1,868**	**40,818**
Exchange differences	**–**	**–**	**8**	**–**	**9**	**17**
Charge for the year	**2,641**	**1,787**	**207**	**24**	**172**	**4,831**
Disposals	**(464)**	**–**	**(113)**	**–**	**(23)**	**(600)**
Transfers	**1,517**	**(1,517)**	**–**	**–**	**–**	**–**
At 31st December 2007	**27,102**	**13,771**	**1,838**	**329**	**2,026**	**45,066**
At 1st January 2006	17,825	12,486	1,607	281	1,423	33,622
Charge for the year	2,162	1,742	157	24	170	4,255
Purchase of a subsidiary (restated)	1,885	1,000	126	–	275	3,286
Disposals	(191)	–	(154)	–	–	(345)
Transfers	1,727	(1,727)	–	–	–	–
At 31st December 2006 (restated)	23,408	13,501	1,736	305	1,868	40,818
Net book value						
At 31st December 2007	**28,741**	**29,273**	**993**	**218**	**3,163**	**62,388**
At 31st December 2006 (restated)	24,854	28,221	951	242	3,334	57,602

Notes to the Accounts

Balance Sheet

9. Fixed assets *(continued)*

	Aircraft and related equipment		Other equipment		Buildings	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	Owned HK$M	Total HK$M
Company						
Cost						
At 1st January 2007	**37,688**	**36,059**	**818**	**547**	**397**	**75,509**
Additions	**5,005**	**2,412**	**163**	**–**	**–**	**7,580**
Disposals	**(636)**	**–**	**(56)**	**–**	**(12)**	**(704)**
Transfers	**359**	**(359)**	**–**	**–**	**–**	**–**
At 31st December 2007	**42,416**	**38,112**	**925**	**547**	**385**	**82,385**
At 1st January 2006	28,587	41,325	773	547	397	71,629
Additions	3,385	751	153	–	–	4,289
Disposals	(301)	–	(108)	–	–	(409)
Transfers	6,017	(6,017)	–	–	–	–
At 31st December 2006	37,688	36,059	818	547	397	75,509
Accumulated depreciation						
At 1st January 2007	**19,888**	**12,230**	**589**	**305**	**382**	**33,394**
Charge for the year	**2,218**	**1,594**	**74**	**24**	**1**	**3,911**
Disposals	**(489)**	**–**	**(56)**	–	**(12)**	**(557)**
Transfers	**1,121**	**(1,121)**	–	**–**	**–**	–
At 31st December 2007	**22,738**	**12,703**	**607**	**329**	**371**	**36,748**
At 1st January 2006	15,332	13,336	639	281	361	29,949
Charge for the year	1,948	1,689	57	24	21	3,739
Disposals	(187)	–	(107)	–	–	(294)
Transfers	2,795	(2,795)	–	–	–	–
At 31st December 2006	19,888	12,230	589	305	382	33,394
Net book value						
At 31st December 2007	**19,678**	**25,409**	**318**	**218**	**14**	**45,637**
At 31st December 2006	17,800	23,829	229	242	15	42,115

Notes to the Accounts

Balance Sheet

9. Fixed assets *(continued)*

(a) Finance leased assets

Certain aircraft are subject to leases with purchase options to be exercised at the end of the respective leases. The remaining lease terms range from 1 to 15 years. Some of the rent payments are on a floating basis which are generally linked to market rates of interest. All leases permit subleasing rights subject to appropriate consent from lessors. Early repayment penalties would be payable on some of the leases should they be terminated prior to their specified expiry dates.

(b) Operating leased assets

Certain aircraft, buildings and other equipment are under operating leases.

Under the operating lease arrangements for aircraft, the lease rentals are fixed and subleasing is not allowed. At 31st December 2007, six Boeing 747-400s (2006: four), two Boeing 777-300ERs (2006: nil), four Airbus A340-300s (2006: four), three Airbus A340-600s (2006: three), fourteen Airbus A330-300s (2006: fourteen), five Airbus A320-200s (2006: five) and four Airbus A321-200s (2006: four), most with purchase options, held under operating leases were not capitalised. The estimated capitalised value of these leases being the present value of the aggregate future lease payments is HK$7,707 million (2006: HK$6,707 million).

Operating leases for buildings and other equipment are normally set with fixed rental payments with options to renew the leases upon expiry at new terms.

The future minimum lease payments payable under operating leases committed as at 31st December 2007 for each of the following periods are as follows:

	2007 HK$M	2006 HK$M
Aircraft and related equipment:		
– within one year	**2,430**	1,968
– after one year but within five years	**7,246**	8,206
– after five years	**3,561**	4,548
	13,237	14,722
Buildings and other equipment:		
– within one year	**364**	348
– after one year but within five years	**440**	478
– after five years	**97**	122
	901	948
	14,138	15,670

(c) Advance payments are made to manufacturers for aircraft and related equipment to be delivered in future years. Advance payments included in owned aircraft and related equipment amounted to HK$3,247 million (2006: HK$2,651 million) for the Group and HK$123 million (2006: HK$424 million) for the Company. No depreciation is provided on these advance payments.

(d) Security, including charges over the assets concerned and relevant insurance policies, is provided to the leasing companies or other parties that provide the underlying finance. Further information is provided under note 14 to the accounts.

Notes to the Accounts

Balance Sheet

10. Intangible assets

	Group			Company
	Goodwill HK$M	Computer systems HK$M	Total HK$M	Computer systems HK$M
Cost				
At 1st January 2007	**7,666**	**636**	**8,302**	**597**
Additions	**–**	**46**	**46**	**45**
At 31st December 2007	**7,666**	**682**	**8,348**	**642**
At 1st January 2006	176	582	758	558
Additions (restated)	7,490	39	7,529	39
Purchase of a subsidiary	–	15	15	–
At 31st December 2006 (restated)	7,666	636	8,302	597
Accumulated amortisation				
At 1st January 2007	**–**	**553**	**553**	**514**
Charge for the year	**–**	**13**	**13**	**12**
At 31st December 2007	**–**	**566**	**566**	**526**
At 1st January 2006	–	498	498	475
Charge for the year	–	40	40	39
Purchase of a subsidiary	–	15	15	–
At 31st December 2006	–	553	553	514
Net book value				
At 31st December 2007	**7,666**	**116**	**7,782**	**116**
At 31st December 2006 (restated)	7,666	83	7,749	83

The carrying amount of goodwill allocated to the airline operation is HK$7,627 million (2006 (restated): HK$7,627 million). In accordance with HKAS 36 "Impairment of Assets" the Group completed its annual impairment test for goodwill allocated to the Group's various cash generating units ("CGUs") by comparing their recoverable amounts to their carrying amounts as at the balance sheet date. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on five-year financial budgets, with reference to past performance and expectations for market development, approved by management. Cash flows beyond the five-year period are extrapolated with an estimated general annual growth rate which does not exceed the long-term average growth rate for the business in which the CGU operates. The discount rates used of approximately 9% (2006: 9%) are pre-tax and reflect specific risk related to the relevant segments. Management believes that any reasonably foreseeable change in any of the above key assumptions would not cause the carrying amount of goodwill to exceed the recoverable amount.

Notes to the Accounts

Balance Sheet

11. Subsidiaries

	Company	
	2007 HK$M	2006 HK$M
Unlisted shares at cost	**218**	216
Other investments at cost	**12,982**	12,899
Net amounts due from/(to) subsidiaries		
– Loan accounts	**3,727**	(1,147)
– Current accounts	**7,982**	8,322
	24,909	20,290

During the year ended 31st December 2006, the Group increased its shareholding from 17.8% to 100% in Dragonair. In accordance with HKFRS 3 "Business Combinations", during 2007 the Group has made certain adjustments to restate the fair values of assets and liabilities acquired as if these adjustments had been recognised from the acquisition date. The effect of the adjustments to the provisional fair value of assets and liabilities are as follows:

	HK$M
Decrease in fixed assets	**484**
Decrease in stock	**11**
Decrease in trade and other payables	**(99)**
Decrease in deferred taxation	**(92)**
Decrease in reserves	**(28)**
Increase in goodwill	**276**

Principal subsidiaries are listed on page 88.

12. Associates

	Group		Company	
	2007 HK$M	2006 (restated) HK$M	**2007 HK$M**	2006 HK$M
Hong Kong listed shares at cost (Market value: HK$34,798 million, 2006: HK$13,763 million)	–	–	**7,178**	6,964
Unlisted shares at cost	–	–	**17**	17
Share of net assets				
– listed in Hong Kong	**7,325**	6,389	–	–
– unlisted	**363**	349	–	–
Goodwill	**2,366**	2,088	–	–
	10,054	8,826	**7,195**	6,981
Less: Impairment loss	–	–	**(9)**	(9)
	10,054	8,826	**7,186**	6,972
Share of profits of associates				
– listed	**995**	232	–	–
– unlisted	**62**	69	–	–
	1,057	301	–	–
Dividends received and receivable from associates	**274**	241	**220**	196

Notes to the Accounts

Balance Sheet

12. Associates *(continued)*

	2007 HK$M	2006 (restated) HK$M
Summarised financial information of associates:		
Assets	**101,323**	92,943
Liabilities	**(61,963)**	(55,313)
Equity	**39,360**	37,630
Turnover	**57,057**	11,411
Profit for the year	**5,097**	1,046

During the year ended 31st December 2006, the Group increased its shareholding from 10% to 17.3% in Air China which became an associate. In accordance with HKFRS 3 "Business Combinations", during 2007 the Group has made certain adjustments to restate the fair value of the investment acquired as if these adjustments had been recognised from the subscription date. Accordingly, reserves and investments in associates for the year ended 31st December 2006 decreased by HK$140 million.

In respect of the year ended 31st December 2007, Air China was included in the consolidated accounts based on the most recent available accounts drawn up to 30th September 2007, but taking into account the effects of significant transactions or events that occur in the subsequent period from 1st October 2007 to 31st December 2007. The Group has taken advantage of the provision contained in HKAS 28 "Investments in Associates" whereby it is permitted to include the attributable share of associates' results based on accounts drawn up to a non-coterminous period end where the difference must be no greater than three months.

Principal associates are listed on page 89.

13. Other long-term receivables and investments

	Group		Company	
	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M
Investments at fair value				
– listed in Hong Kong	**186**	132	**–**	–
– unlisted	**1,256**	1,139	**1,142**	1,057
Leasehold land rental prepayments	**1,642**	1,685	**–**	–
Loans and other receivables	**435**	450	**425**	443
	3,519	3,406	**1,567**	1,500

Leasehold land is held under medium-term leases in Hong Kong with a total unamortised value of HK$1,685 million (2006: HK$1,727 million).

Notes to the Accounts

Balance Sheet

14. Long-term liabilities

	Note	2007 Current HK$M	2007 Non-current HK$M	2006 Current HK$M	2006 Non-current HK$M
Group					
Long-term loans	*(a)*	**1,665**	**15,298**	3,603	10,856
Obligations under finance leases	*(b)*	**2,213**	**17,192**	2,548	14,936
		3,878	**32,490**	6,151	25,792
Company					
Long-term loans	*(a)*	**1,077**	**11,831**	3,099	7,451
Obligations under finance leases	*(b)*	**3,366**	**19,974**	2,579	17,987
		4,443	**31,805**	5,678	25,438

(a) Long-term loans

	Group 2007 HK$M	Group 2006 HK$M	Company 2007 HK$M	Company 2006 HK$M
Bank loans				
– secured	**7,670**	7,290	**3,928**	3,482
– unsecured	**5,683**	3,726	**5,370**	3,625
Other loans				
– secured	**220**	273	**220**	273
– unsecured	**3,390**	3,170	**3,390**	3,170
	16,963	14,459	**12,908**	10,550
Amount due within one year included under current liabilities	**(1,665)**	(3,603)	**(1,077)**	(3,099)
	15,298	10,856	**11,831**	7,451
Repayable as follows:				
Bank loans				
– within one year	**1,573**	3,526	**985**	3,022
– after one year but within two years	**1,741**	1,407	**877**	887
– after two years but within five years	**7,253**	3,069	**5,709**	1,496
– after five years	**2,786**	3,014	**1,727**	1,702
	13,353	11,016	**9,298**	7,107
Other loans				
– within one year	**92**	77	**92**	77
– after one year but within two years	**74**	82	**74**	82
– after two years but within five years	**3,444**	3,284	**3,444**	3,284
	3,610	3,443	**3,610**	3,443
Amount due within one year included under current liabilities	**(1,665)**	(3,603)	**(1,077)**	(3,099)
	15,298	10,856	**11,831**	7,451

Notes to the Accounts

Balance Sheet

14. Long-term liabilities *(continued)*

Borrowings other than bank loans are repayable on various dates up to 2011 at interest rates between 3.06% and 5.14% per annum while bank loans are repayable up to 2018.

Long-term loans and other liabilities of the Group and the Company not wholly repayable within five years amounted to HK$6,908 million and HK$3,911 million respectively (2006: HK$6,382 million and HK$3,482 million).

As at 31st December 2007, the Group and the Company had long-term liabilities which were defeased by funds and other investments totalling HK$21,081 million and HK$17,318 million respectively (2006: HK$20,631 million and HK$16,561 million). Accordingly, these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

(b) Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2008 to 2022. The reconciliation of future lease payments and their carrying value under these finance leases is as follows:

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Future payments	**35,385**	34,268	**34,719**	32,982
Interest charges relating to future periods	**(7,237)**	(7,268)	**(8,878)**	(9,042)
Present value of future payments	**28,148**	27,000	**25,841**	23,940
Security deposits, notes and zero coupon bonds	**(8,743)**	(9,516)	**(2,501)**	(3,374)
Amounts due within one year included under current liabilities	**(2,213)**	(2,548)	**(3,366)**	(2,579)
	17,192	14,936	**19,974**	17,987

The present value of future payments is repayable as follows:

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Within one year	**3,123**	3,900	**3,383**	3,541
After one year but within two years	**2,368**	2,654	**3,225**	2,961
After two years but within five years	**10,609**	8,107	**10,280**	9,951
After five years	**12,048**	12,339	**8,953**	7,487
	28,148	27,000	**25,841**	23,940

The future lease payment profile is disclosed in note 28 to the accounts.

As at 31st December 2007, the Group and the Company had obligations under finance leases which were defeased by funds and other investments amounting to HK$9,016 million and HK$1,087 million respectively (2006: HK$8,775 million and HK$1,084 million). Accordingly these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

The Group and the Company had financial liabilities designated as at fair value through profit and loss of HK$3,226 million (2006: nil) and HK$3,226 million (2006: nil) respectively.

Notes to the Accounts
Balance Sheet

15. Retirement benefits

The Group operates various defined benefit and defined contribution retirement schemes for its employees in Hong Kong and in certain overseas locations. The assets of these schemes are held in funds administered by independent trustees. The retirement schemes in Hong Kong are registered under and comply with the Occupational Retirement Schemes Ordinance and the Mandatory Provident Fund Schemes Ordinance ("MPFSO"). Most of the employees engaged outside Hong Kong are covered by appropriate local arrangements.

The Group operates the following principal schemes:

(a) Defined benefit retirement schemes

The Swire Group Retirement Benefit Scheme ("SGRBS") in Hong Kong, in which the Company and Cathay Pacific Catering Services (H.K.) Limited ("CPCS") are participating employers, provides resignation and retirement benefits to its members, which include the Company's cabin attendants who joined before September 1996 and other locally engaged employees who joined before June 1997, upon their cessation of service. The Company and CPCS meet the full cost of all benefits due by SGRBS to their employee members who are not required to contribute to the scheme.

Staff employed by the Company in Hong Kong on expatriate terms before April 1993 were eligible to join another scheme, the Cathay Pacific Airways Limited Retirement Scheme ("CPALRS"). Both members and the Company contribute to CPALRS.

The latest actuarial valuation of CPALRS and the portion of SGRBS funds specifically designated for the Company's employees were completed by a qualified actuary, Watson Wyatt Hong Kong Limited, as at 31st December 2006 using the projected unit credit method. The figures for SGRBS and CPALRS disclosed as at 31st December 2007 were provided by Cannon Trustees Limited, the administration manager. The Group's obligations are 111% (2006: 103%) covered by the plan assets held by the trustees.

	2007		2006	
	SGRBS	**CPALRS**	SGRBS	CPALRS
The principal actuarial assumptions are:				
Discount rate used	**3.5%**	**3.5%**	3.85%	3.8%
Expected return on plan assets	**7%**	**6%**	6%	6%
Future salary increases	**5%**	**3%**	3-5%	2-5%

	2007 HK$M	2006 HK$M
Net expenses recognised in the Group profit and loss account:		
Current service cost	**376**	325
Interest on obligations	**277**	336
Expected return on plan assets	**(520)**	(437)
Actuarial loss recognised	**4**	7
Total included in staff costs	**137**	231
Actual return on plan assets	**1,510**	966

Notes to the Accounts

Balance Sheet

15. Retirement benefits *(continued)*

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Net liability recognised in the balance sheet:				
Present value of funded obligations	**8,223**	7,844	**7,549**	7,196
Fair value of plan assets	**(9,131)**	(8,065)	**(8,353)**	(7,369)
	(908)	(221)	**(804)**	(173)
Net unrecognised actuarial gains	**1,176**	391	**1,091**	376
	268	170	**287**	203

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Movements in present value of funded obligations comprise:				
At 1st January	**7,844**	7,341	**7,196**	6,818
Movements for the year				
– current service cost	**376**	325	**341**	299
– interest cost	**277**	336	**255**	300
– employees contributions	**24**	27	**24**	27
– benefits paid	**(503)**	(530)	**(445)**	(509)
– purchase of a subsidiary	**–**	78	**–**	–
– actuarial losses	**205**	267	**178**	261
At 31st December	**8,223**	7,844	**7,549**	7,196

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Movements in fair value of plan assets comprise:				
At 1st January	**8,065**	7,387	**7,369**	6,833
Movements for the year				
– expected return on plan assets	**520**	437	**478**	403
– employees contributions	**24**	27	**24**	27
– employer contributions	**35**	127	**34**	120
– benefits paid	**(503)**	(530)	**(445)**	(509)
– purchase of a subsidiary	**–**	88	**–**	–
– actuarial gains	**990**	529	**893**	495
At 31st December	**9,131**	8,065	**8,353**	7,369

Notes to the Accounts

Balance Sheet

15. Retirement benefits *(continued)*

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Fair value of plan assets comprises:				
Equities	**6,542**	5,070	**6,002**	4,724
Debt instruments	**2,276**	1,962	**2,059**	1,848
Deposits and cash	**304**	807	**292**	797
Others	**9**	226	**-**	-
	9,131	8,065	**8,353**	7,369

The overall expected rate of return on plan assets is determined based on the average rate of return of major categories of assets that constitute the total plan assets.

	Group				
	2007 HK$M	2006 HK$M	2005 HK$M	2004 HK$M	2003 HK$M
Present value of funded obligations	**8,223**	7,844	7,341	7,227	6,326
Fair value of plan assets	**(9,131)**	(8,065)	(7,387)	(6,933)	(6,061)
(Surplus)/deficit	**(908)**	(221)	(46)	294	265
Actuarial losses/(gains) arising on plan liabilities	**205**	267	(132)	592	93
Actuarial gains arising on plan assets	**(990)**	(529)	(179)	(484)	(984)

	Company				
	2007 HK$M	2006 HK$M	2005 HK$M	2004 HK$M	2003 HK$M
Present value of funded obligations	**7,549**	7,196	6,818	6,825	5,938
Fair value of plan assets	**(8,353)**	(7,369)	(6,833)	(6,415)	(5,609)
(Surplus)/deficit	**(804)**	(173)	(15)	410	329
Actuarial losses/(gains) arising on plan liabilities	**178**	261	(216)	592	99
Actuarial gains arising on plan assets	**(893)**	(495)	(171)	(453)	(910)

The difference between the fair value of the schemes' assets and the present value of the accrued past services liabilities at the date of an actuarial valuation is taken into consideration when determining future funding levels in order to ensure that the schemes will be able to meet liabilities as they become due. The contributions are calculated based upon funding recommendations arising from actuarial valuations. The Group expects to make contributions of HK$3 million to the schemes in 2008.

(b) Defined contribution retirement schemes

Staff employed by the Company in Hong Kong on expatriate terms are eligible to join a defined contribution retirement scheme, the CPA Provident Fund 1993. All staff employed in Hong Kong are eligible to join the CPA Provident Fund.

Under the terms of these schemes, other than the Company contribution, staff may elect to contribute from 0% to 10% of the monthly salary. During the year, the benefits forfeited in accordance with the schemes' rules amounted to HK$23 million (2006: HK$12 million) which have been applied towards the contributions payable by the Company.

A mandatory provident fund ("MPF") scheme was established under the MPFSO in December 2000. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Contributions to defined contribution retirement schemes charged to the Group profit and loss account are HK$576 million (2006: HK$487 million).

Notes to the Accounts

Balance Sheet

16. Deferred taxation

	Group		Company	
	2007 HK$M	2006 (restated) HK$M	**2007 HK$M**	2006 HK$M
Deferred tax assets:				
– retirement benefits	**(52)**	(25)	**(52)**	(29)
– provisions	**(141)**	(107)	**(82)**	(69)
– tax losses	**(512)**	(698)	**(346)**	(497)
– cash flow hedges	**(87)**	(71)	**(65)**	(71)
Deferred tax liabilities:				
– accelerated tax depreciation	**2,052**	1,978	**1,503**	1,419
Provision in respect of certain lease arrangements	**5,511**	5,431	**4,502**	4,332
	6,771	6,508	**5,460**	5,085

	Group		Company	
	2007 HK$M	2006 (restated) HK$M	**2007 HK$M**	2006 HK$M
Movements in deferred taxation comprise:				
At 1st January	**6,508**	6,460	**5,085**	6,234
Movements for the year				
– transfer from profit and loss account				
– deferred tax expenses (note 5)	**199**	197	**199**	80
– operating expenses	**141**	148	**103**	138
– transferred to cash flow hedge reserve	**(16)**	(78)	**6**	(78)
– initial cash benefit from lease arrangements	**987**	358	**839**	286
– purchase of a subsidiary (restated)	**–**	1,129	**–**	–
Current portion of provision in respect of certain lease arrangements included under current liabilities – taxation	**(1,048)**	(1,706)	**(772)**	(1,575)
At 31st December	**6,771**	6,508	**5,460**	5,085

The Group has certain tax losses which do not expire under current tax legislation, a deferred tax asset has been recognised to the extent that recoverability is considered probable.

The provision in respect of certain lease arrangements equates to payments which are expected to be made during the years 2009 to 2018 (2006: 2008 to 2017) as follows:

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
After one year but within five years	**3,183**	3,240	**2,637**	2,656
After five years but within 10 years	**1,548**	1,907	**1,204**	1,450
After 10 years	**780**	284	**661**	226
	5,511	5,431	**4,502**	4,332

Notes to the Accounts

Balance Sheet

17. Trade and other receivables

	Group		Company	
	2007 **HK$M**	2006 HK$M	**2007** **HK$M**	2006 HK$M
Trade debtors	**4,938**	4,701	**4,150**	3,751
Derivative financial assets	**2,666**	720	**2,653**	707
Other receivables and prepayments	**3,709**	3,213	**2,431**	1,941
Due from associates	**63**	101	**15**	1
	11,376	8,735	**9,249**	6,400

As at 31st December 2007, derivative financial assets of the Group and the Company accounted for as held for trading amounted to HK$1,064 million (2006: HK$237 million) and HK$1,056 million (2006: HK$236 million) respectively.

	Group		Company	
	2007 **HK$M**	2006 HK$M	**2007** **HK$M**	2006 HK$M
Analysis of trade debtors by age:				
Current	**4,841**	4,445	**4,098**	3,715
One to three months overdue	**95**	241	**52**	35
More than three months overdue	**2**	15	**–**	1
	4,938	4,701	**4,150**	3,751

The movement in the provision for bad debt in respect of trade debtors during the year was as follows:

	Group		Company	
	2007 **HK$M**	2006 HK$M	**2007** **HK$M**	2006 HK$M
At 1st January	**144**	100	**123**	100
Acquisition of a subsidiary	**–**	7	**–**	–
Amounts written back	**(2)**	(8)	**–**	–
Impairment loss recognised	**27**	45	**10**	23
At 31st December	**169**	144	**133**	123

Notes to the Accounts

Balance Sheet

18. Liquid funds

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Short-term deposits and bank balances	**6,785**	5,796	**4,827**	3,834
Short-term deposits maturing beyond three months when placed	**2,574**	71	**1,636**	45
Funds with investment managers				
– debt securities listed outside Hong Kong	**9,351**	7,200	**–**	–
– bank deposits	**499**	490	**–**	–
Other liquid investments				
– debt securities listed outside Hong Kong	**62**	58	**–**	–
– bank deposits	**2,378**	2,009	**1,159**	760
	21,649	15,624	**7,622**	4,639

Included in other liquid investments are bank deposits of HK$1,876 million (2006: HK$1,829 million) and debt securities of HK$62 million (2006: HK$58 million) which are pledged as part of long-term financing arrangements. The arrangements provide that these deposits and debt securities must be maintained at specified levels for the duration of the financing.

19. Trade and other payables

	Group		Company	
	2007 HK$M	2006 (restated) HK$M	**2007 HK$M**	2006 HK$M
Trade creditors	**5,546**	4,518	**4,064**	2,949
Derivative financial liabilities	**2,103**	756	**1,971**	682
Other payables	**6,783**	5,426	**5,912**	4,995
Due to associates	**197**	160	**105**	118
Due to other related companies	**146**	110	**146**	109
Bank overdrafts – unsecured	**12**	29	**10**	19
	14,787	10,999	**12,208**	8,872

As at 31st December 2007, derivative financial liabilities of the Group and the Company accounted for as held for trading amounted to HK$1,246 million (2006: HK$371 million) and HK$1,239 million (2006: HK$310 million) respectively.

	Group		Company	
	2007 HK$M	2006 (restated) HK$M	**2007 HK$M**	2006 HK$M
Analysis of trade creditors by age:				
Current	**3,918**	3,129	**3,250**	2,316
One to three months overdue	**961**	939	**672**	525
More than three months overdue	**667**	450	**142**	108
	5,546	4,518	**4,064**	2,949

Notes to the Accounts

Balance Sheet

20. Share capital

	2007		2006	
	Number of shares	**HK$M**	Number of shares	HK$M
Authorised (HK$0.20 each)				
At 1st January	**5,000,000,000**	**1,000**	3,900,000,000	780
Additions	**–**	**–**	1,100,000,000	220
At 31st December	**5,000,000,000**	**1,000**	5,000,000,000	1,000
Issued and fully paid (HK$0.20 each)				
At 1st January	**3,935,697,572**	**787**	3,380,632,348	676
Issue of new shares	**–**	**–**	548,045,724	110
Share options exercised	**4,327,500**	**1**	7,019,500	1
At 31st December	**3,940,025,072**	**788**	3,935,697,572	787

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each on acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The Scheme had been closed and no share options were available for issue under the Scheme during the year. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

HKFRS 2 "Share-based Payment" does not apply to this Scheme as share options were granted before 7th November 2002.

Upon exercise of share options, equity is increased by the number of options exercised at the exercise price.

	2007 **Number of shares**	2006 Number of shares
Movements in options outstanding comprise:		
At 1st January	**9,058,000**	16,077,500
Options exercised	**(4,327,500)**	(7,019,500)
At 31st December	**4,730,500**	9,058,000
Options vested at 31st December	**4,730,500**	9,058,000

No option was granted under the Scheme during the year.

	2007	2006
Details of share options exercised during the year:		
Exercise date	**7/1/07 – 30/11/07**	10/1/06 – 19/12/06
Proceeds received (HK$)	**32,326,425**	52,435,665
Weighted average closing share price immediately before the exercise date (HK$)	**20.56**	15.74

Notes to the Accounts

Balance Sheet

21. Reserves

	Group		Company	
	2007 HK$M	2006 (restated) HK$M	**2007 HK$M**	2006 HK$M
Retained profit	**32,771**	27,993	**17,538**	13,228
Share premium	**16,272**	16,241	**16,272**	16,241
Investment revaluation reserve	**1,068**	906	**876**	800
Cash flow hedge reserve	**(677)**	(642)	**(544)**	(595)
Capital redemption reserve and others	**327**	101	**21**	21
	49,761	44,599	**34,163**	29,695

Investment revaluation reserve relates to changes in the fair value of long-term investments.

Capital redemption reserve and others of the Group mainly include the capital redemption reserve of HK$21 million (2006: HK$21 million), exchange differences arising from revaluation of foreign investments amounted to HK$613 million (2006: HK$56 million) and share of associate's other negative reserve of HK$331 million (2006: nil).

The cash flow hedge reserve relates to the effective portion of the cumulative net change in fair values of hedging instruments and exchange differences on borrowings and lease obligations which are arranged in foreign currencies such that repayments can be met by anticipated operating cash flows.

The amount transferred from the cash flow hedge reserve to the following profit and loss items was as follows:

	2007 HK$M	2006 HK$M
Turnover	**(208)**	(68)
Fuel	**34**	132
Others	**(24)**	(2)
Finance income	**22**	9
(Decrease)/increase	**(176)**	71

The cash flow hedge reserve is expected to be charged to operating profit as noted below when the hedged transactions affect the profit and loss account.

	Total HK$M
2008	**(120)**
2009	**17**
2010	**(162)**
2011	**(108)**
2012	**(92)**
Beyond 2012	**(212)**
	(677)

The actual amount ultimately recognised in operating profit will depend upon the fair values of the hedging instruments at the time that the hedged transactions affect the profit and loss account.

Notes to the Accounts

Cash Flow Statement

22. Reconciliation of operating profit to cash generated from operations

	2007 HK$M	2006 HK$M
Operating profit	**7,739**	5,218
Depreciation	**4,831**	4,255
Amortisation of intangible assets	**13**	40
Loss on disposal of fixed assets and intangible assets	**70**	57
Currency adjustments and other items not involving cash flows	**506**	241
Increase in stock	**(93)**	(67)
Increase in trade debtors, other receivables and prepayments	**(2,679)**	(429)
Decrease in net amounts due to related companies and associates	**111**	(70)
Increase in trade creditors and other payables	**3,732**	1,730
Increase in unearned transportation revenue	**1,583**	441
Non-operating movements in debtors and creditors	**288**	(294)
Cash generated from operations	**16,101**	11,122

23. Analysis of cash and cash equivalents

	2007 HK$M	2006 HK$M
Short-term deposits and bank balances	**6,785**	5,796
Bank overdrafts	**(12)**	(29)
	6,773	5,767

Notes to the Accounts

Directors and Employees

24. Directors' and executive officers' remuneration

(a) Directors' remuneration disclosed pursuant to the Listing Rules is as follows:

	Cash			Non-cash				
	Basic salary/ Directors' fee* HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	**2007 Total HK$'000**	2006 Total HK$'000
Executive Directors								
Christopher Pratt (from February 2006)	812	730	38	142	208	726	**2,656**	1,337
Robert Atkinson	1,866	1,520	159	327	850	2,400	**7,122**	6,481
Philip Chen (up to June 2007)	1,773	2,453	1,061	–	–	–	**5,287**	10,160
Derek Cridland (up to December 2006)	–	–	–	–	–	–	–	6,194
John Slosar (from July 2007)	1,610	1,525	81	428	493	933	**5,070**	–
Augustus Tang (from January 2007)	2,089	1,862	639	56	–	–	**4,646**	–
David Turnbull (up to January 2006)	–	–	–	–	–	–	–	1,837
Tony Tyler	3,392	3,289	334	593	1,098	2,312	**11,018**	10,128
Non-Executive Directors								
Philip Chen	–	–	–	–	–	–	–	–
Martin Cubbon	–	–	–	–	–	–	–	–
Henry Fan	200*	–	–	–	–	–	**200**	160
Davy Ho (up to June 2007)	–	–	–	–	–	–	–	–
James Hughes-Hallett	–	–	–	–	–	–	–	–
Li Jiaxiang (from October 2006)	200*	–	–	–	–	–	**200**	31
Vernon Moore	229*	–	–	–	–	–	**229**	281
Robert Woods (from August 2006)	–	–	–	–	–	–	–	–
Carl Yung (up to September 2006)	–	–	–	–	–	–	–	118
Zhang Lan (from October 2006)	321*	–	–	–	–	–	**321**	59
Zhang Xianlin (up to October 2006)	–	–	–	–	–	–	–	129
Independent Non-Executive Directors								
Peter Lee	400*	–	–	–	–	–	**400**	360
Raymond Or	400*	–	–	–	–	–	**400**	310
Jack So	350*	–	–	–	–	–	**350**	310
Tung Chee Chen	250*	–	–	–	–	–	**250**	210
2007 Total	**13,892**	**11,379**	**2,312**	**1,546**	**2,649**	**6,371**	**38,149**	
2006 Total	12,786	11,442	4,485	1,368	1,757	6,267		38,105

For Directors employed by the Swire group, the remuneration disclosed represents the amount charged to the Company. Bonus is related to services for 2006 but paid and charged to the Company in 2007. Allowances and benefits of Philip Chen include housing allowances of HK$981,818.

Notes to the Accounts

Directors and Employees

24. Directors' and executive officers' remuneration *(continued)*

(b) Executive Officers' remuneration disclosed as recommended by the Listing Rules is as follows:

	Cash			Non-cash				
	Basic salary HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	**2007 Total HK$'000**	2006 Total HK$'000
James Barrington	1,427	1,184	877	250	679	1,745	**6,162**	5,697
William Chau	1,473	1,154	631	41	–	–	**3,299**	3,234
Quince Chong	1,402	1,098	630	140	–	–	**3,270**	3,132
Christopher Gibbs (from January 2007)	1,620	690	712	272	–	–	**3,294**	–
Ronald Mathison	1,361	829	480	238	607	2,641	**6,156**	4,119
Edward Nicol	1,567	1,390	441	274	836	2,287	**6,795**	6,225
Nick Rhodes	1,575	1,300	388	276	745	2,308	**6,592**	5,657
Augustus Tang (up to December 2006)	–	–	–	–	–	–	–	4,116
2007 Total	**10,425**	**7,645**	**4,159**	**1,491**	**2,867**	**8,981**	**35,568**	
2006 Total	10,207	7,768	3,740	1,363	2,540	6,562		32,180

Bonus disclosed is related to services for 2006 and paid in 2007.

25. Employee information

(a) The five highest paid individuals of the Company included two Directors (2006: four) and three Executive Officers (2006: one), whose emoluments are set out in note 24 above.

(b) The table below sets out the number of individuals, including those who have retired or resigned during the year, in each employment category whose total remuneration for the year fell into the following ranges:

	2007			2006		
HK$'000	**Director**	**Flight staff**	**Other staff**	Director	Flight staff	Other staff
0 – 1,000	**12**	**7,976**	**8,029**	14	7,704	7,551
1,001 – 1,500	–	**512**	**182**	1	446	174
1,501 – 2,000	–	**519**	**80**	1	506	75
2,001 – 2,500	–	**275**	**19**	–	233	17
2,501 – 3,000	**1**	**181**	**11**	–	147	9
3,001 – 3,500	–	**107**	**7**	–	112	6
3,501 – 4,000	–	**29**	**1**	–	25	4
4,001 – 4,500	–	**1**	**7**	–	5	7
4,501 – 5,000	**1**	**1**	–	–	–	–
5,001 – 5,500	**2**	–	–	–	–	1
5,501 – 6,000	–	–	**1**	–	–	2
6,001 – 6,500	–	–	**2**	2	–	1
6,501 – 7,000	–	–	**2**	–	–	–
7,001 – 7,500	**1**	–	–	–	–	–
10,001 – 10,500	–	–	–	2	–	–
11,001 – 11,500	**1**	–	–	–	–	–
	18	**9,601**	**8,341**	20	9,178	7,847

Notes to the Accounts
Related Party Transactions

26. Related party transactions

(a) Material transactions between the Group and associates and other related parties which were carried out in the normal course of business on commercial terms are summarised below:

	2007		2006	
	Associates HK$M	**Other related parties HK$M**	Associates HK$M	Other related parties HK$M
Turnover	**290**	–	207	–
Aircraft maintenance costs	**1,445**	–	1,057	–
Route operating costs	**432**	–	226	–
Dividends received	**(274)**	–	(241)	–
Fixed assets purchase	**1**	–	1	–

(b) Other transactions with related parties

(i) The Company had an agreement for services with JSSHK ("JSSHK Services Agreement"). Under the JSSHK Services Agreement, the Company paid fees and reimbursed costs to JSSHK in exchange for services provided. Service fees calculated at 2.5% of the Group's profit before tax, results of associates, minority interests, and any profits and losses on disposal of fixed assets were paid annually. Service fees paid for the year ended 31st December 2007 were HK$182 million (2006: HK$125 million) and expenses of HK$108 million (2006: HK$124 million) were reimbursed at cost; in addition, HK$53 million (2006: HK$50 million) in respect of shared administrative services were reimbursed.

Transactions under the JSSHK Services Agreement are continuing connected transactions, in respect of which the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 32.

(ii) Under the Framework Agreement with HAECO, the Group paid fees to HAECO group in exchange for maintenance services provided to the Group's aircraft fleets. Service fees paid to HAECO group for the year ended 31st December 2007 were HK$1,043 million (2006: HK$941 million).

Transactions under the Framework Agreement are continuing connected transactions, in respect of which the Company has complied with the disclosure and shareholders' approval requirements in accordance with Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 34.

(c) Amounts due from and due to associates and other related companies at 31st December 2007 are disclosed in notes 17 and 19 to the accounts. These balances arising in the normal course of business are non-interest bearing and have no fixed repayment terms.

(d) Guarantees given by the Company in respect of bank loan facilities held by an associate at 31st December 2007 are disclosed in note 27 to the accounts.

(e) There were no material transactions with Directors and Executive Officers except for those relating to shareholdings (Directors' Report and Corporate Governance). Remuneration of Directors and Executive Officers is disclosed in note 24 to the accounts.

Notes to the Accounts
Supplementary Information

27. Commitments and contingencies

(a) Outstanding commitments for capital expenditure authorised at the year end but not provided for in the accounts:

	Group		Company	
	2007	2006	**2007**	2006
	HK$M	HK$M	**HK$M**	HK$M
Authorised and contracted for	**48,782**	23,422	**2,835**	2,932
Authorised but not contracted for	**5,676**	1,646	**5,670**	1,638
	54,458	25,068	**8,505**	4,570

Operating lease commitments are shown in note 9 to the accounts.

(b) Guarantees in respect of lease obligations, bank loans and other liabilities outstanding at the year end:

	Group		Company	
	2007	2006	**2007**	2006
	HK$M	HK$M	**HK$M**	HK$M
Subsidiaries	**–**	–	**3,123**	3,122
Associate	**19**	17	**19**	17
Staff	**200**	200	**200**	200
	219	217	**3,342**	3,339

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

(e) The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Australia, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations. The investigations are focused on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations.

As noted in the Company's announcement on 24th December 2007, the Company has received a Statement of Objections from the European Commission with regard to the Company's air cargo operations. The Company is reviewing the Statement of Objections with legal counsel and will make a timely response to it.

The Company has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia alleging violations of local competition laws arising from the Company's conduct relating to its air cargo operations. In addition, civil class action claims have been filed in the United States alleging violations of competition laws arising from the Company's conduct relating to certain of its passenger operations. The Company is represented by legal counsel in the actions filed in the United States, Canada and Australia and is defending those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

Notes to the Accounts

Supplementary Information

28. Financial risk management

In the normal course of business, the Group is exposed to fluctuations in foreign exchange rates, interest rates and jet fuel prices. These exposures are managed, sometimes with the use of derivative financial instruments, by the Treasury Department of Cathay Pacific in accordance with the policies approved by the Finance Committee.

Derivative financial instruments are used solely for financial risk management purposes and the Group does not hold or issue derivative financial instruments for trading purposes. Derivative financial instruments which constitute a hedge do not expose the Group to market risk since any change in their market value will be offset by a compensating change in the market value of the hedged items. Exposure to foreign exchange rates, interest rates and jet fuel price movements are regularly reviewed and positions are amended in compliance with internal guidelines and limits.

(a) Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

Trade debtors mainly represented passenger and freight sales due from agents and amounts due from airlines for interline services provided. The majority of the agents are connected to the settlement systems operated by the International Air Transport Association ("IATA") who is responsible for checking the credit worthiness of such agents and collecting bank guarantees or other monetary collateral according to local industry practice. In most cases amounts due from airlines are settled on net basis via an IATA clearing house. The credit risk with regard to individual agents and airlines is relatively low.

To manage credit risk, derivative financial transactions, deposits and funds are only carried out with financial institutions which have high credit ratings and all counterparties are subject to prescribed trading limits which are regularly reviewed. Risk exposures are monitored regularly by reference to market values.

At the balance sheet date there was no significant concentration of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet and the amount of guarantees granted as disclosed in note 27 to the accounts. Collateral and guarantees received in respect of credit terms granted as at 31st December 2007 is HK$2,073 million (2006: HK$2,871 million).

Impairment is recognised when the recoverability of the debt is in doubt resulting from financial difficulty of a customer or the debt in dispute. The movement in the provision for bad debt in respect of trade debtors during the year is set out in note 17 to the accounts.

Notes to the Accounts

Supplementary Information

28. Financial risk management *(continued)*

(b) Liquidity risk

The Group's policy is to monitor liquidity and compliance with lending covenants, so as to ensure sufficient liquid funds and adequate funding lines from financial institutions to meet liquidity requirements in both the short and long term. The undiscounted payment profile of financial liabilities is outlined as follows:

	2007				
	Within one year HK$M	**After one year but within two years HK$M**	**After two years but within five years HK$M**	**After five years HK$M**	**Total HK$M**
Group					
Bank and other loans	**(2,404)**	**(2,369)**	**(11,847)**	**(3,121)**	**(19,741)**
Obligations under finance leases	**(3,848)**	**(3,003)**	**(12,689)**	**(15,845)**	**(35,385)**
Trade and other payables	**(13,918)**	**-**	**(4)**	**-**	**(13,922)**
Derivative financial liabilities at notional value	**(429)**	**(124)**	**(157)**	**(32)**	**(742)**
Total	**(20,599)**	**(5,496)**	**(24,697)**	**(18,998)**	**(69,790)**

	2006				
	Within one year HK$M	After one year but within two years HK$M	After two years but within five years HK$M	After five years HK$M	Total HK$M
Group					
Bank and other loans	(4,144)	(1,946)	(7,296)	(3,430)	(16,816)
Obligations under finance leases	(4,831)	(3,444)	(10,118)	(15,875)	(34,268)
Trade and other payables	(10,709)	-	(4)	-	(10,713)
Derivative financial liabilities at notional value	(197)	(65)	(105)	(8)	(375)
Total	(19,881)	(5,455)	(17,523)	(19,313)	(62,172)

	2007				
	Within one year HK$M	**After one year but within two years HK$M**	**After two years but within five years HK$M**	**After five years HK$M**	**Total HK$M**
Company					
Bank and other loans	**(1,556)**	**(1,293)**	**(9,833)**	**(1,965)**	**(14,647)**
Obligations under finance leases	**(3,978)**	**(3,798)**	**(12,379)**	**(14,564)**	**(34,719)**
Trade and other payables	**(11,472)**	**-**	**(4)**	**-**	**(11,476)**
Derivative financial liabilities at notional value	**(428)**	**(123)**	**(156)**	**(32)**	**(739)**
Total	**(17,434)**	**(5,214)**	**(22,372)**	**(16,561)**	**(61,581)**

Notes to the Accounts

Supplementary Information

28. Financial risk management *(continued)*

	2006				
	Within one year HK$M	After one year but within two years HK$M	After two years but within five years HK$M	After five years HK$M	Total HK$M
Comany					
Bank and other loans	(3,472)	(1,268)	(5,420)	(1,953)	(12,113)
Obligations under finance leases	(4,296)	(3,561)	(12,162)	(12,963)	(32,982)
Trade and other payables	(8,498)	–	(4)	–	(8,502)
Derivative financial liabilities at notional value	(196)	(64)	(103)	(8)	(371)
Total	(16,462)	(4,893)	(17,689)	(14,924)	(53,968)

(c) Market risk

(i) Foreign currency risk

The Group's revenue streams are denominated in a number of foreign currencies resulting in exposure to foreign exchange rate fluctuations. The currencies giving rise to this risk are primarily US dollars, Euros, New Taiwan dollars, Singapore dollars, Renminbi and Japanese yen. Foreign currency risk is measured by employing sensitivity analysis, taking into account current and anticipated exposures. To manage this exposure assets are, where possible, financed in those foreign currencies in which net operating surpluses are anticipated, thus establishing a natural hedge. In addition, the Group uses currency derivatives to reduce anticipated foreign currency surpluses. The use of foreign currency borrowings and currency derivatives to hedge future operating revenues is a key component of the financial risk management process, as exchange differences realised on the repayment of financial commitments are effectively matched by the change in value of the foreign currency earnings used to make those repayments.

At the reporting date, the balance sheet exposure to foreign currency risk was as follows:

	2007					
	USD HK$M	**EUR HK$M**	**TWD HK$M**	**SGD HK$M**	**RMB HK$M**	**JPY HK$M**
Group						
Trade and other receivables	**6,396**	**626**	**340**	**29**	**449**	**355**
Liquid funds	**12,391**	**664**	**49**	**657**	**2,200**	**119**
Long-term loans	**(6,107)**	**(559)**	**–**	**(3,390)**	**–**	**–**
Obligations under finance leases	**(16,367)**	**(2,879)**	**–**	**–**	**–**	**–**
Trade and other payables	**(5,714)**	**(294)**	**(82)**	**(66)**	**(153)**	**(199)**
Currency derivatives at notional value	**10,636**	**(345)**	**(1,778)**	**1,101**	**(3,817)**	**(929)**
Net balance sheet exposure	**1,235**	**(2,787)**	**(1,471)**	**(1,669)**	**(1,321)**	**(654)**

Notes to the Accounts

Supplementary Information

28. Financial risk management *(continued)*

	2006					
	USD HK$M	EUR HK$M	TWD HK$M	SGD HK$M	RMB HK$M	JPY HK$M
Group						
Trade and other receivables	3,749	516	339	38	301	307
Liquid funds	12,672	150	35	208	906	77
Long-term loans	(5,470)	(623)	–	(3,170)	–	–
Obligations under finance leases	(14,766)	(2,027)	–	–	–	(337)
Trade and other payables	(4,004)	(257)	(82)	(61)	(97)	(232)
Currency derivatives at notional value	10,661	(1,318)	(2,692)	980	(1,026)	(1,225)
Net balance sheet exposure	2,842	(3,559)	(2,400)	(2,005)	84	(1,410)

	2007					
	USD HK$M	**EUR HK$M**	**TWD HK$M**	**SGD HK$M**	**RMB HK$M**	**JPY HK$M**
Company						
Trade and other receivables	**5,518**	**626**	**256**	**29**	**224**	**351**
Liquid funds	**755**	**600**	**31**	**657**	**771**	**113**
Long-term loans	**(4,397)**	**(220)**	–	**(3,390)**	–	–
Obligations under finance leases	**(18,566)**	**(4,086)**	–	–	–	**(530)**
Trade and other payables	**(4,612)**	**(234)**	**(49)**	**(65)**	**(67)**	**(136)**
Currency derivatives at notional value	**8,367**	**(345)**	**(1,778)**	**1,101**	**(2,179)**	**(929)**
Net balance sheet exposure	**(12,935)**	**(3,659)**	**(1,540)**	**(1,668)**	**(1,251)**	**(1,131)**

	2006					
	USD HK$M	EUR HK$M	TWD HK$M	SGD HK$M	RMB HK$M	JPY HK$M
Company						
Trade and other receivables	2,875	469	249	38	150	292
Liquid funds	3,400	57	22	208	359	57
Long-term loans	(3,482)	(273)	–	(3,170)	–	–
Obligations under finance leases	(16,257)	(3,134)	–	–	–	(820)
Trade and other payables	(2,895)	(181)	(59)	(60)	(55)	(137)
Currency derivatives at notional value	9,522	(1,318)	(2,648)	980	(1,026)	(1,225)
Net balance sheet exposure	(6,837)	(4,380)	(2,436)	(2,004)	(572)	(1,833)

In addition to balance sheet exposure, the Group is exposed to a currency risk on its net operating exposure in foreign currencies primarily Euros, Japanese yen, New Taiwan dollars and Renminbi.

Notes to the Accounts

Supplementary Information

28. Financial risk management *(continued)*

Sensitivity analysis for foreign currency exposure

A five percent appreciation of Hong Kong dollar against the following currencies at 31st December 2007 would have increased equity and profit and loss by the amounts shown below. This represents the translation of financial assets and liabilities and the change in fair value of currency derivatives at the balance sheet date. It assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2006.

	2007		2006	
	Equity HK$M	**Profit and loss HK$M**	Equity HK$M	Profit and loss HK$M
US dollars	**(453)**	**378**	(352)	232
Euros	**226**	**(87)**	198	(20)
New Taiwan dollars	**90**	**(15)**	135	(15)
Singapore dollars	**74**	**7**	72	28
Renminbi	**195**	**(124)**	51	(55)
Japanese yen	**55**	**(14)**	89	(7)
Increase	**187**	**145**	193	163

(ii) Interest rate risk

The Group's interest rate risk arises primarily from long-term borrowings at floating rates. Interest rate swaps are used to manage the interest rate profile of interest-bearing financial liabilities on a currency by currency basis to maintain an appropriate fixed rate and floating rate ratio. Interest rate risk is measured by using sensitivity analysis on variable rate instruments.

At the reporting date the interest rate profile of the interest-bearing financial instruments was as below:

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Fixed rate instruments				
Liquid funds	**501**	180	**501**	180
Long-term loans	**(2,034)**	(1,902)	**(2,034)**	(1,902)
Obligations under finance leases	**(10,348)**	(6,506)	**(17,213)**	(11,313)
Interest rate and currency swaps	**(756)**	(3,946)	**142**	(3,566)
Net exposure	**(12,637)**	(12,174)	**(18,604)**	(16,601)

Notes to the Accounts

Supplementary Information

28. Financial risk management *(continued)*

	Group		Company	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Variable rate instruments				
Liquid funds	**21,147**	15,444	**7,121**	4,459
Long-term loans	**(14,929)**	(12,557)	**(10,874)**	(8,648)
Obligations under finance leases	**(9,057)**	(10,978)	**(6,127)**	(9,253)
Interest rate and currency swaps	**667**	3,923	**(186)**	3,543
Bank overdrafts	**(12)**	(29)	**(10)**	(19)
Net exposure	**(2,184)**	(4,197)	**(10,076)**	(9,918)

Sensitivity analysis for interest rate exposure

An increase of 25 basis points in interest rates at the reporting date would have increased equity and decreased profit and loss for the year by the amounts shown below. These amounts represent the fair value change of interest rate swaps and financial liabilities designated as at fair value through profit and loss at the balance sheet date and the increase in net finance charges. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2006.

	2007		2006	
	Equity HK$M	**Profit and loss HK$M**	Equity HK$M	Profit and loss HK$M
Variable rate instruments	**34**	**(61)**	30	(33)

Notes to the Accounts

Supplementary Information

28. Financial risk management *(continued)*

(iii) Fuel price risk

Fuel accounts for 36% of the Group's operating expenses (2006: 36%). Fuel price risk is measured by employing sensitivity analysis on the fuel price increase against the anticipated fuel consumption. Exposure to fluctuations in the fuel price is managed by the use of fuel derivatives. The Group's policy is to reduce exposure by hedging a percentage of its anticipated fuel consumption. Around 30% of the anticipated fuel consumption for 2008 and 22% for 2009 were hedged at the balance sheet date.

Sensitivity analysis for jet fuel price derivatives

A five percent change in the jet fuel price would have affected the equity and profit and loss by the amounts shown below, representing the change in fair value of fuel derivatives at the balance sheet date. This assumes that all other variables remain constant.

	2007		2006	
	Equity HK$M	**Profit and loss HK$M**	Equity HK$M	Profit and loss HK$M
Net increase in jet fuel price	**271**	**(95)**	39	233
Net decrease in jet fuel price	**(258)**	**105**	(83)	(161)

(d) Hedge accounting

The Group has designated the following as cash flow hedges as at 31st December 2007:

	2007 HK$M	2006 HK$M
Foreign currency risk		
– Natural hedge on long-term liabilities	**(4,032)**	(4,150)
– Cross currency swaps	**(353)**	(135)
– Foreign currency forward contract	**(292)**	(33)
Interest rate risk		
– Interest rate swaps	**(22)**	183
Fuel price risk		
– Fuel options	**1,405**	–
– Fuel forward contract	–	83

Notes to the Accounts

Supplementary Information

28. Financial risk management *(continued)*

(e) Fair values

The fair values of the following financial instruments differ from their carrying amounts shown in the balance sheet:

	Carrying amount 2007 HK$M	**Fair value 2007 HK$M**	Carrying amount 2006 HK$M	Fair value 2006 HK$M
Group				
Long-term loans	**(16,963)**	**(17,315)**	(14,459)	(14,717)
Obligations under finance leases	**(28,148)**	**(28,608)**	(27,000)	(27,740)
Pledged security deposits	**8,743**	**9,496**	9,516	10,108

	Carrying amount 2007 HK$M	**Fair value 2007 HK$M**	Carrying amount 2006 HK$M	Fair value 2006 HK$M
Company				
Long-term loans	**(12,908)**	**(13,174)**	(10,550)	(10,706)
Obligations under finance leases	**(25,841)**	**(28,320)**	(23,940)	(26,781)
Pledged security deposits	**2,501**	**2,935**	3,374	3,774

The carrying amounts of other financial assets and liabilities are considered to be reasonable approximations to their fair values.

29. Capital risk management

The Group's objectives when managing capital are to ensure a sufficient level of liquid funds and to establish an optimal capital structure which maximises shareholders' value.

The Group regards the net debt/equity ratio as the key measurement of capital risk management. The definition of net debt/equity ratio is shown on page 95 and a ten year history is included on pages 90 and 91 of the annual report.

30. Impact of further new accounting standards

HKICPA has issued new and revised HKFRS which become effective for accounting periods beginning on or after 1st January 2008 and which are not adopted in the accounts. Hong Kong (IFRIC) Interpretation 13 "Customer Loyalty Programmes" is relevant to the Group and becomes effective for accounting periods beginning on or after 1st July 2008. The interpretation requires that revenue from the initial sales transaction is allocated to free or discounted goods or services offered as awards at their fair value and that this is deferred until the awards are redeemed. The Group is in the process of assessing the impact of this interpretation on both the results and the financial position of the Group. The interpretation will be adopted on 1st January 2009.

Principal Subsidiaries and Associates

at 31st December 2007

Subsidiaries

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned	Issued and paid up share capital and debt securities
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Computerised reservation systems and related services	53	15,600,000 shares of HK$1
AHK Air Hong Kong Limited	Hong Kong	Cargo airline	60*	54,402,000 A shares of HK$1 36,268,000 B shares of HK$1
Airline Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Stores Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Training Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Cathay Holidays Limited	Hong Kong	Travel tour operator	100	30,000 shares of HK$100
Cathay Pacific Aero Limited	Hong Kong	Financial services	100	1 share of HK$10
Cathay Pacific Aircraft Acquisition Limited	Isle of Man	Aircraft acquisition facilitator	100	2,000 shares of US$1
Cathay Pacific Aircraft Services Limited	Isle of Man	Aircraft acquisition facilitator	100	10,000 shares of US$1
Cathay Pacific Catering Services (H.K.) Limited	Hong Kong	Airline catering	100	600 shares of HK$1,000
Cathay Pacific Loyalty Programmes Limited	Hong Kong	Travel reward programme	100	2 shares of HK$1
CLS Catering Services Limited	Canada	Airline catering	60*	330,081 shares of no par value
CPA Finance (Cayman) Limited	Cayman Islands	Issuer of SGD note	100	1 share of US$1 SGD 225,000,000 note 3.0575% due 2010
Global Logistics System (H.K.) Company Limited	Hong Kong	Computer network for interchange of air cargo related information	95	100 shares of HK$10
Guangzhou Guo Tai Information Processing Company Limited	People's Republic of China	Information processing	100*	Paid up registered capital HK$8,000,000 (wholly foreign equity enterprise)
Hong Kong Airport Services Limited	Hong Kong	Aircraft ramp handling	100#	100 shares of HK$1
Hong Kong Aviation and Airport Services Limited	Hong Kong	Property investment	100*	2 ordinary shares of HK$1
Hong Kong Dragon Airlines Limited	Hong Kong	Airline	100*	500,000,000 shares of HK$1
Hong Kong International Airport Services Limited	Hong Kong	Ground handling	100*	10,000 ordinary shares of HK$1
Snowdon Limited	Isle of Man	Financial services	100*	2 shares of GBP1
Troon Limited	Bermuda	Financial services	100	12,000 shares of US$1
Vogue Laundry Service Limited	Hong Kong	Laundry and dry cleaning	100	3,700 shares of HK$500

Principal subsidiaries and associates are those which materially affect the results or assets of the Group.

* *Shareholding held through subsidiaries.*

\# *Shareholding partly held through subsidiaries.*

Principal Subsidiaries and Associates

at 31st December 2007

Associates

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned
Air China Limited	People's Republic of China	Airline	18#
Cathay Kansai Terminal Services Company Limited	Japan	Ground handling	48
Cebu Pacific Catering Services Inc.	Philippines	Airline catering	40*
Ground Support Engineering Limited	Hong Kong	Airport ground engineering support and equipment maintenance	50*
Hong Kong Aircraft Engineering Company Limited	Hong Kong	Aircraft overhaul and maintenance	27
LSG Lufthansa Service Hong Kong Limited	Hong Kong	Airline catering	32*
VN/CX Catering Services Limited	Vietnam	Airline catering	40*

* *Shareholding held through subsidiaries.*

\# *The Group has significant influence by demonstrating the power to participate in its financial and operating policy decisions.*

Statistics

		2007	2006
Consolidated profit and loss summary	*HK$M*		
Passenger services		**45,129**	35,155
Cargo services		**16,238**	14,251
Catering and other services		**1,478**	1,382
Turnover net of recoveries		**62,845**	50,788
Net operating expenses		**(55,106)**	(45,570)
Operating profit/(loss)		**7,739**	5,218
Net finance charges		**(787)**	(465)
Profit on sale of investments		**–**	–
Share of profits of associates		**1,057**	301
Profit/(loss) before tax		**8,009**	5,054
Taxation		**(799)**	(782)
Profit/(loss) for the year		**7,210**	4,272
Profit attributable to minority interests		**(187)**	(184)
Profit/(loss) attributable to Cathay Pacific shareholders		**7,023**	4,088
Dividends paid		**(2,245)**	(2,992)
Retained profit/(loss) for the year		**4,778**	1,096
Consolidated balance sheet summary	*HK$M*		
Fixed and intangible assets		**70,170**	65,351*
Long-term receivables and investments		**13,573**	12,232*
Borrowings		**(36,368)**	(31,943)
Liquid funds less bank overdrafts		**21,637**	15,595
Net borrowings		**(14,731)**	(16,348)
Net current liabilities (excluding liquid funds and bank overdrafts)		**(11,246)**	(9,019)*
Retirement benefit obligations		**(268)**	(170)
Deferred taxation		**(6,771)**	(6,508)*
Net assets		**50,727**	45,538*
Financed by:			
Funds attributable to Cathay Pacific shareholders		**50,549**	45,386*
Minority interests		**178**	152
Total equity		**50,727**	45,538*
Per share			
Shareholders' funds	*HK$*	**12.83**	11.53*
EBITDA	*HK$*	**3.46**	2.78
Earnings/(loss)	*HK cents*	**178.3**	115.9
Dividend	*HK cents*	**84.0**	84.0
Ratios			
Profit/(loss) margin	*%*	**11.2**	8.0
Return on capital employed	*%*	**12.6**	8.9
Dividend cover	*Times*	**2.1**	1.2
Interest cover	*Times*	**9.8**	11.2
Gross debt/equity ratio	*Times*	**0.72**	0.70
Net debt/equity ratio	*Times*	**0.29**	0.36

* *Restated*

Statistics

2005	2004	2003	2002	2001	2000	1999	1998
30,274	26,407	18,663	22,376	20,580	22,878	18,979	18,532
12,852	11,395	9,913	9,387	8,343	10,136	8,391	6,955
1,337	1,263	1,002	1,327	1,513	1,509	1,332	1,123
44,463	39,065	29,578	33,090	30,436	34,523	28,702	26,610
(40,320)	(33,818)	(27,353)	(28,340)	(29,604)	(29,234)	(25,891)	(27,281)
4,143	5,247	2,225	4,750	832	5,289	2,811	(671)
(444)	(583)	(620)	(743)	(571)	(367)	(918)	(311)
–	–	–	–	452	–	482	185
269	298	126	269	153	245	93	149
3,968	4,962	1,731	4,276	866	5,167	2,468	(648)
(500)	(446)	(384)	(273)	(167)	(76)	(204)	127
3,468	4,516	1,347	4,003	699	5,091	2,264	(521)
(170)	(99)	(44)	(20)	(42)	(86)	(84)	(35)
3,298	4,417	1,303	3,983	657	5,005	2,180	(556)
(2,196)	(2,189)	(1,035)	(701)	(1,915)	(1,585)	(339)	(694)
1,102	2,228	268	3,282	(1,258)	3,420	1,841	(1,250)
50,416	50,607	50,176	48,905	50,456	47,264	46,800	46,216
7,184	7,332	4,473	4,783	4,787	5,414	5,253	5,376
(22,455)	(22,631)	(26,297)	(22,810)	(24,024)	(20,838)	(24,783)	(27,198)
13,405	11,444	15,186	13,164	9,746	10,952	11,567	12,240
(9,050)	(11,187)	(11,111)	(9,646)	(14,278)	(9,886)	(13,216)	(14,958)
(6,767)	(6,381)	(4,439)	(3,896)	(1,728)	(2,715)	(3,908)	(3,942)
(72)	(102)	(181)	(346)	–	–	–	–
(6,460)	(7,280)	(7,762)	(7,614)	(7,836)	(7,146)	(6,714)	(6,359)
35,251	32,989	31,156	32,186	31,401	32,931	28,215	26,333
34,968	32,855	31,052	32,115	31,308	32,832	28,129	26,225
283	134	104	71	93	99	86	108
35,251	32,989	31,156	32,186	31,401	32,931	28,215	26,333
10.34	9.75	9.29	9.63	9.40	9.80	8.31	7.75
2.49	2.79	1.85	2.68	1.62	2.68	2.05	0.89
97.7	131.4	39.0	119.5	19.7	148.4	64.4	(16.4)
48.0	65.0	48.0	44.0	17.5	65.0	30.0	10.0
7.4	11.3	4.4	12.0	2.2	14.5	7.6	(2.1)
8.8	11.8	4.7	10.8	1.8	13.0	6.5	(1.0)
2.0	2.0	0.8	2.7	1.1	2.3	2.1	(1.6)
9.3	9.0	3.6	6.4	1.5	14.4	3.1	(2.2)
0.64	0.69	0.85	0.71	0.77	0.63	0.88	1.04
0.26	0.34	0.36	0.30	0.46	0.30	0.47	0.57

Statistics

		2007	2006
Operating summary*			
Available tonne kilometres	*Million*	**23,077**	19,684
Revenue tonne kilometres	*Million*	**16,680**	14,452
Available seat kilometres	*Million*	**102,462**	91,769
Revenue passengers carried	*'000*	**23,253**	18,097
Revenue passenger kilometres	*Million*	**81,801**	72,939
Revenue load factor	*%*	**75.6**	76.2
Passenger load factor	*%*	**79.8**	79.5
Cargo carried	*'000 tonnes*	**1,642**	1,308
Cargo and mail tonne kilometres	*Million*	**8,900**	7,514
Cargo and mail load factor	*%*	**66.7**	68.6
Excess baggage carried	*Tonnes*	**2,310**	2,218
Mail carried	*Tonnes*	**30,156**	25,545
Kilometres flown	*Million*	**422**	357
Block hours	*'000 hours*	**598**	489
Aircraft departures	*'000*	**131**	98
Length of scheduled routes network	*'000 kilometres*	**442**	457
Destinations at year end	*Number*	**129**	125
Staff number at year end	*Number*	**19,840**	18,992
ATK per staff	*'000*	**1,194**	1,173
On-time performance*			
Departure (within 15 minutes)	*%*	**83.9**	85.2
Average aircraft utilisation*	*Hours per day*		
A320		**8.5**	8.2
A321		**8.9**	8.9
A330-300		**10.7**	11.2
A340-300		**15.3**	14.9
A340-600		**14.4**	14.9
747-200/300		**–**	–
747-400		**14.5**	14.9
747-200F/300SF		**10.8**	11.8
747-400F/BCF		**14.0**	15.3
777-200/300		**8.4**	9.0
777-300ER		**10.7**	–
Fleet average		**11.7**	12.5

* *Includes Dragonair's operation from 1st October 2006.*

		2007	2006
Fleet profile			
Aircraft operated by Cathay Pacific:			
A330-300		**29**	27
A340-300		**15**	15
A340-600		**3**	3
747-200/300		**–**	–
747-400		**24**	22
747-200F		**7**	7
747-400F		**6**	6
747-400BCF		**6**	5
777-200		**5**	5
777-300		**12**	12
777-300ER		**5**	–
Total		**112**	102
Aircraft operated by Dragonair:			
A320		**10**	10
A321		**6**	6
A330		**16**	16
747-200F		**1**	1
747-300SF		**3**	3
747-400BCF		**3**	1
Total		**39**	37

Statistics

2005	2004	2003	2002	2001	2000	1999	1998
17,751	15,794	13,355	12,820	11,827	11,630	10,867	10,857
12,813	11,459	9,371	9,522	8,201	8,650	7,768	7,213
82,766	74,062	59,280	63,050	62,790	61,909	58,114	60,295
15,438	13,664	10,059	12,321	11,269	11,864	10,516	10,299
65,110	57,283	42,774	49,041	44,792	47,153	41,502	40,679
75.2	74.8	71.1	75.9	70.4	75.2	71.5	67.1
78.7	77.3	72.2	77.8	71.3	76.2	71.4	67.5
1,118	972	875	851	704	769	672	580
6,618	6,007	5,299	4,854	3,938	4,161	3,817	3,339
67.0	68.7	68.7	71.2	67.3	72.5	71.5	65.2
2,489	2,530	2,190	2,401	2,270	3,489	3,376	3,375
20,676	17,997	14,279	11,082	8,684	8,927	7,094	6,775
317	285	238	237	224	219	202	202
431	386	322	322	307	296	273	271
84	77	65	68	65	63	58	59
403	386	377	374	341	363	346	338
92	90	87	62	51	51	49	49
15,806	15,054	14,673	14,649	14,473	14,328	13,159	13,971
1,147	1,066	903	885	810	843	807	739
86.1	90.3	91.0	90.7	82.9	84.0	83.5	80.3
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
10.8	10.1	9.2	10.1	9.4	9.5	9.0	9.5
15.1	13.6	12.4	13.3	13.4	14.7	14.9	15.8
15.3	13.6	11.7	6.3	–	–	–	–
–	–	–	–	–	–	7.7	7.0
14.7	13.9	12.8	14.1	14.4	15.1	14.4	15.3
11.8	13.3	13.3	13.6	12.2	13.6	14.1	13.6
16.1	16.3	16.4	15.4	14.3	15.8	15.8	15.6
9.1	8.8	8.7	9.4	9.6	9.7	8.9	8.9
–	–	–	–	–	–	–	–
12.6	12.0	11.4	12.1	12.1	12.9	12.4	12.2
26	23	23	20	20	12	12	12
15	15	15	15	15	14	14	11
3	3	3	2	–	–	–	–
–	–	–	–	–	–	–	6
22	21	19	19	19	19	19	19
7	7	6	6	4	4	4	4
6	5	5	5	5	3	2	2
1	–	–	–	–	–	–	–
5	5	5	5	5	5	4	4
11	10	9	7	7	7	7	4
–	–	–	–	–	–	–	–
96	89	85	79	75	64	62	62
11	10	8	8	7	6	5	7
6	6	6	4	3	3	2	–
13	10	9	9	7	5	5	6
1	1	–	–	–	–	–	–
3	3	3	3	2	–	–	–
–	–	–	–	–	–	–	–
34	30	26	24	19	14	12	13

Statistics

Cost per ATK


HK$
2.5
2.0
1.5
1.0
0.5
0
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

ATK per HK$'000 staff cost


2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Aircraft utilisation


Hours per day
14
12
10
8
6
4
2
0
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Share price


Average share price in HK$
Average HSI
32
28
24
20
16
12
8
4
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2007
Cathay Pacific share price
Hang Seng Index (HSI)

		2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Productivity*											
Cost per ATK	*HK$*	**2.32**	2.23	2.19	2.07	2.00	2.13	2.36	2.32	2.24	2.34
ATK per HK$'000 staff cost	*Unit*	**2,105**	2,197	2,183	1,978	1,825	1,798	1,725	1,725	1,669	1,533
Aircraft utilisation	*Hours per day*	**11.7**	12.5	12.6	12.0	11.4	12.1	12.1	12.9	12.4	12.2
Share prices	*HK$*										
High		**23.1**	19.5	15.1	16.4	15.5	13.6	14.3	17.6	16.8	8.9
Low		**18.3**	12.7	12.0	12.5	8.4	9.9	6.1	10.3	7.4	4.7
Year-end		**20.4**	19.2	13.6	14.7	14.8	10.7	10.0	14.4	13.9	7.7
Price ratios (Note)	*Times*										
Price/earnings		**11.4**	16.5	13.9	11.2	37.9	9.0	50.8	9.7	21.6	(46.9)
Market capitalisation/ funds attributable to Cathay Pacific shareholders		**1.6**	1.7	1.3	1.5	1.6	1.1	1.1	1.5	1.7	1.0
Price/cash flow		**5.0**	6.1	5.3	4.5	7.8	3.8	7.2	5.9	7.0	6.4

Note: Based on year end share price, where applicable.

* *Includes Dragonair results from 1st October 2006.*

Glossary

Terms

Borrowings Total borrowings (loans and lease obligations) less security deposits, notes and zero coupon bonds.

Net borrowings Borrowings and bank overdrafts less liquid funds.

Available tonne kilometres ("ATK") Overall capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

Available seat kilometres ("ASK") Passenger seat capacity, measured in seats available for the carriage of passengers on each sector multiplied by the sector distance.

Revenue passenger kilometres ("RPK") Number of passengers carried on each sector multiplied by the sector distance.

Revenue tonne kilometres ("RTK") Traffic volume, measured in load tonnes from the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

On-time performance Departure within 15 minutes of scheduled departure time.

EBITDA Earnings before interest, tax, depreciation and amortisation.

Recoveries Cost recoveries from surcharges and incidental activities.

Ratios

$$\text{Earnings/(loss) per share} = \frac{\text{Profit/(loss) attributable to Cathay Pacific shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

$$\text{Profit/(loss) margin} = \frac{\text{Profit/(loss) attributable to Cathay Pacific shareholders}}{\text{Turnover net of recoveries}}$$

$$\text{Shareholders' funds per share} = \frac{\text{Funds attributable to Cathay Pacific shareholders}}{\text{Total issued and fully paid shares at end of the year}}$$

$$\text{Return on capital employed} = \frac{\text{Operating profit and share of profits of associates less taxation}}{\text{Average of total equity and net borrowings}}$$

$$\text{Dividend cover} = \frac{\text{Profit/(loss) attributable to Cathay Pacific shareholders}}{\text{Dividends}}$$

$$\text{Interest cover} = \frac{\text{Operating profit/(loss)}}{\text{Net finance charges}}$$

$$\text{Gross debt/equity ratio} = \frac{\text{Borrowings}}{\text{Funds attributable to Cathay Pacific shareholders}}$$

$$\text{Net debt/equity ratio} = \frac{\text{Net borrowings}}{\text{Funds attributable to Cathay Pacific shareholders}}$$

$$\text{Passenger/Cargo and mail load factor} = \frac{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}{\text{Available seat kilometres/Available cargo and mail tonne kilometres}}$$

$$\text{Revenue load factor} = \frac{\text{Total passenger, cargo and mail traffic revenue}}{\text{Maximum possible revenue at current yields and capacity}}$$

Breakeven load factor = A theoretical revenue load factor at which the traffic revenue equates to the net operating expenses.

$$\text{Passenger/Cargo and mail yield} = \frac{\text{Passenger turnover/Cargo and mail turnover}}{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}$$

$$\text{Cost per ATK} = \frac{\text{Total net operating expenses of Cathay Pacific/Cathay Pacific and Dragonair}}{\text{ATK of Cathay Pacific/Cathay Pacific and Dragonair}}$$

Corporate and Shareholder Information

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

Investor relations

For further information about Cathay Pacific Airways Limited, please contact:
Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong
Tel: (852) 2747 5210
Fax: (852) 2810 6563

Cathay Pacific's main Internet address is *www.cathaypacific.com*

Registered office

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Depositary

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
U.S.A.

Domestic toll free hotline: 1(888) BNY ADRS
1(888) 269 2377
International hotline: 1(212) 815 3700
Fax: 1(212) 571 3050
Email ADR@bankofny.com
Website: *www.adrbny.com*

Stock codes

Hong Kong Stock Exchange	00293
ADR	CPCAY

Registrars

Computershare Hong Kong Investor Services Limited
Rooms 1806-1807
18th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Auditors

KPMG
8th Floor, Prince's Building
10 Chater Road
Hong Kong

Financial calendar

Year ended 31st December 2007	
Annual report sent to shareholders	31st March 2008
Shares traded ex-dividend	29th April 2008
Share register closed	2nd-7th May 2008
Annual General Meeting	7th May 2008
2007 final dividend payable	2nd June 2008
Six months ending 30th June 2008	
Interim results announcement	August 2008
Interim dividend payable	October 2008

RECEIVED
2008 APR 16 P 2:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited (the "Company"), you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
Stock Code: 00293

NOTICE OF ANNUAL GENERAL MEETING

AND

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

CATHAY PACIFIC

Executive Directors:
PRATT, Christopher Dale, CBE, *Chairman*
TYLER, Antony Nigel, *Chief Executive*
SLOSAR, John Robert, *Chief Operating Officer*
ATKINSON, Robert Michael James, *Finance Director*
TANG, Kin Wing Augustus, *Director Corporate Development*

Non-Executive Directors:
FAN, Hung Ling Henry, *Deputy Chairman*
LI, Jiaxiang, *Deputy Chairman*
CHEN, Nan Lok Philip, *Deputy Chairman*
CUBBON, Martin
HUGHES-HALLETT, James Wyndham John
MOORE, Vernon Francis
WOODS, Robert Barclay, CBE
ZHANG, Lan
CHANG, Li Hsien Leslie *(Alternate Director to FAN, Hung Ling Henry)*

Independent Non-Executive Directors:
OR, Ching Fai Raymond
LEE, Ting Chang Peter
SO, Chak Kwong Jack
TUNG, Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

A Chinese translation of this circular is available upon request from the Company's Registrars.
本通函之中文譯本於本公司之股份登記處備索。

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
Stock Code: 00293

31st March 2008

To the shareholders

Dear Sir or Madam,

NOTICE OF MEETING

1. Notice of the annual general meeting ("AGM") for 2008 is set out on pages 5 to 6 of this circular. Enclosed with this circular is a form of proxy for use at that meeting. Whether or not you intend to be present at the AGM you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

2. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

GENERAL MANDATES

3. At the AGM of the Company held on 9th May 2007, ordinary resolutions were passed giving general mandates to Directors (i) to make on-market share repurchases (within the meaning of the Code on Share Repurchases) up to 10 per cent of the issued share capital of the Company as at 9th May 2007; and (ii) to allot, issue and otherwise deal with shares equal to 20 per cent of the shares of the Company in issue at 9th May 2007 provided that the shares which may be allotted wholly for cash shall not exceed 5 per cent of the shares in issue at 9th May 2007.

4. Under the Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), these general mandates lapse at the conclusion of the forthcoming AGM, unless renewed at that meeting. Resolutions (Resolutions 4 and 5) will be proposed to renew the mandates for on-market share repurchases and issue of additional shares. The Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular.

ELECTION / RE-ELECTION OF DIRECTORS

5. In relation to Resolution 2, Martin Cubbon and James Hughes-Hallett will retire from office at the AGM for 2008 and will offer themselves for re-election to serve for another term of three years in accordance with Article 93 of the Company's Articles of Association. John Slosar, having been appointed as a Director of the Company since the last AGM, will also retire at the AGM for 2008 and will offer himself for election to serve for a term of three years in accordance with Article 91 of the Company's Articles of Association. Separate resolutions will be proposed for the election/re-election of these Directors. Their details and interests in the shares of the Company are provided in the "Directors and Officers" section and the "Directors' Report" in the Annual Report 2007 which accompanies this circular. Other than as disclosed therein, they are not related to any Director, senior management or substantial shareholders of the Company.

6. Each of the Directors proposed for election/re-election has entered into a letter of appointment, which constitutes a service contract, with the Company. In accordance with the Company's Articles of Association, they will retire at the third AGM after election/re-election and will be eligible for re-election.

7. Martin Cubbon and James Hughes-Hallett are Non-Executive Directors. They do not receive any emolument or director's fee from the Company. The remuneration of John Slosar, which is determined in accordance with the policy reviewed by the Remuneration Committee as described in the "Corporate Governance" section of the Annual Report 2007, is given in note 24 to the Accounts. None of the non-executive Directors proposed for re-election is entitled to the Director's fee.

8. The Company's remuneration policy and the fees paid to Independent Non-Executive Directors are set out in the "Corporate Governance" section of the Annual Report 2007 and particulars of all the Directors' remuneration are given in note 24 to the Accounts.

9. Save for the information set out in paragraphs 5 to 8 above, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that needs to be brought to the attention of shareholders in respect of the persons proposed for election/re-election as Directors at the AGM for 2008.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

10. Under the Articles of Association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

    (i) the chairman of the meeting; or

    (ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

    (iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

    (iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

    Pursuant to this, I intend to direct that each of the resolutions proposed at the forthcoming AGM be voted on by poll.

11. Your Directors believe that the proposals described in this document are in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the AGM.

Yours faithfully,
Christopher Pratt
Chairman

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

1. It is proposed that up to 10 per cent of the Company's shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 17th March 2008, the latest practicable date for determining such figure, the number of shares in issue was 3,931,016,672. On the basis of this figure (and assuming no shares are issued or repurchased after 17th March 2008 and up to the date of passing such resolution) the Directors would be authorised to repurchase up to 393,101,667 shares.

2. The Directors believe that the ability to repurchase shares is in the interests of the Company and its shareholders.

   Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The number of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

3. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

4. There could be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31st December 2007) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell shares to the Company.

6. The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

7. If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchases pursuant to the general repurchase mandate, save that in the event of full exercise of the repurchase mandate and the maintenance by Swire Pacific Limited of its present holding of 1,572,332,028 shares of the Company (amounting to approximately 40.0% of the votes attaching to the issued share capital of the Company):

(a) the percentage of the votes attaching to the share capital owned by Swire Pacific Limited would increase by more than 2% and accordingly Swire Pacific Limited may be obliged to make a general offer for all of the issued shares of the Company not owned by it; and

(b) the present aggregate interest in 2,948,122,554 shares of the Company held by Air China Limited, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited, parties to the shareholders' agreement relating to the Company dated 8th June 2006, would exceed 75% and the percentage of the Company's total issued share capital held by the public would fall below 25%.

However, the Directors have no current intention to exercise the repurchase mandate to such an extent as would give rise to the above situation.

8. The Company had repurchased shares (whether on the Stock Exchange or otherwise), in the last six months preceding the latest practicable date, and the details of the repurchases are as follows:

			Repurchase	Prices per share
Date	**Number of Shares repurchased**	**Method of repurchase**	**Highest HK$**	**Lowest HK$**
6th March 2008	6,106,000	On the Stock Exchange	16.66	15.80
7th March 2008	1,400,000	On the Stock Exchange	15.52	15.24
10th March 2008	1,884,000	On the Stock Exchange	15.52	15.24

9. No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell shares of the Company to the Company and no such persons have undertaken not to sell any such shares to the Company in the event that the general mandate is granted by shareholders.

10. The highest and lowest prices at which shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	**Lowest (HK$)**
March 2007	20.50	18.40
April 2007	21.50	19.34
May 2007	20.90	19.52
June 2007	20.80	19.10
July 2007	21.25	19.06
August 2007	22.20	18.50
September 2007	23.05	19.32
October 2007	24.00	20.10
November 2007	23.35	17.98
December 2007	20.95	19.30
January 2008	20.50	17.22
February 2008	18.00	15.52
March 2008	17.02	14.14

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an ordinary general meeting of the shareholders of Cathay Pacific Airways Limited, being the annual general meeting for 2008, will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 7th May 2008 at 2:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2007 and:

1. To declare a final dividend.
2. To re-elect Directors.
3. To reappoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions:

Ordinary Resolutions:

4. THAT:

   (a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

   (b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

   (c) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

   references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

   (a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of 20 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution provided that the aggregate nominal amount of the shares so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

By order of the Board
David Fu
Secretary

Hong Kong, 31st March 2008

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.
3. If approved, the final dividend is expected to be paid to shareholders on Monday, 2nd June 2008 .
4. The register of shareholders will be closed from 2nd to 7th May 2008, both days inclusive. To rank for the final dividend, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Wednesday, 30th April 2008 .
5. The Directors retiring are Martin Cubbon, James Hughes-Hallett and John Slosar. Separate resolutions will be proposed for their election/re-election.
6. The Chairman intends to direct that each of the resolutions set out in this notice be voted on by poll.

DESIGN:
FORMAT LIMITED
www.format.com.hk
Printed in Hong Kong

END